    As filed with the Securities and Exchange Commission on February 2, 2001

                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933

                              -------------------
                           RUDOLPH TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

                              -------------------
          Delaware                       3823                  22-3531208
(State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
     of incorporation or       Classification Code Number)   Identification
       organization)                                             Number)

                              -------------------

                           Rudolph Technologies, Inc.
                                One Rudolph Road
                               Flanders, NJ 07836
                                 (973) 691-1300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              -------------------

                               PAUL F. MCLAUGHLIN
                      Chairman and Chief Executive Officer
                           Rudolph Technologies, Inc.
                                One Rudolph Road
                               Flanders, NJ 07836
                                 (973) 691-1300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------

                                   Copies to:

   HENRY P. MASSEY, JR.         TREVOR J. CHAPLICK         PETER B. TARR
Wilson Sonsini Goodrich &   Wilson Sonsini Goodrich &     STUART R. NAYMAN
          Rosati                      Rosati             Hale and Dorr LLP
 Professional Corporation    Professional Corporation     300 Park Avenue
    650 Page Mill Road       7927 Jones Branch Drive,    New York, NY 10022
   Palo Alto, CA 94304              Suite 400              (212) 937-7200
      (650) 493-9300             McLean, VA 22102
                                  (703) 734-3100
                                -------------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering: [_]          .
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering: [_]          .
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                              -------------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                                   Proposed
                                                    Proposed       Maximum
 Title of each Class of           Amount            Maximum       Aggregate     Amount of
    Securities to be              to be          Offering Price Offering Price Registration
       Registered               Registered       Per Share (1)       (1)           Fee
-------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................    4,025,000 shares (2)      $39.06      $157,216,500    $39,305
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended. The proposed maximum offering price per share is based on the average of the high and low sale price for the registrant's Common Stock as reported on the Nasdaq National Market on January 29, 2001.
(2) Includes 525,000 shares subject to the underwriters' over-allotment option.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and it is not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED FEBRUARY  , 2001


                  [LOGO OF RUDOLPH TECHNOLOGIES APPEARS HERE]

                                3,500,000 Shares

                                  Common Stock

  Rudolph Technologies, Inc. is offering 1,000,000 shares of its common stock and the selling stockholders are selling an additional 2,500,000 shares. Rudolph Technologies, Inc.'s common stock is traded on the Nasdaq National Market under the symbol "RTEC." The last reported sale price of the common stock on the Nasdaq National Market on February 1, 2001 was $48.06 per share.

                                --------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 5.

                                --------------

                                                                Per Share  Total
                                                                ---------- -----
Public Offering Price..........................................    $       $
Underwriting Discounts and Commissions.........................    $       $
Proceeds to Rudolph Technologies, Inc. ........................    $       $
Proceeds to the Selling Stockholders ..........................    $       $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Rudolph Technologies, Inc. and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock to cover over-allotments.

                                --------------

Robertson Stephens
          CIBC World Markets
                    Bear, Stearns & Co. Inc.
                                                     Prudential Volpe Technology
                                  a unit of Prudential Securities
                                                                   Wit SoundView

                  The date of this Prospectus is        , 2001

    You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the "Company," "Rudolph Technologies," "we," "us," and "our" refer to Rudolph Technologies, Inc., a Delaware corporation.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-Looking Statements........................  15
Use of Proceeds..........................................................  15
Price Range of Common Stock..............................................  15
Dividend Policy..........................................................  16
Capitalization...........................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  19
Business.................................................................  28
Management...............................................................  42
Principal and Selling Stockholders.......................................  49
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  54
Underwriting.............................................................  55
Legal Matters............................................................  58
Experts..................................................................  58
Incorporation by Reference...............................................  58
Where You Can Find More Information......................................  59
Index to Consolidated Financial Statements............................... F-1

                             ---------------------

    Rudolph Technologies, Inc. and the names of our systems are trademarks or tradenames of Rudolph Technologies, Inc. This prospectus also contains trademarks and tradenames of other companies.

                                    SUMMARY

    You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

                                  Our Company

    Rudolph Technologies, Inc. is a worldwide leader in the design, development, manufacture and support of process control metrology systems used in semiconductor device manufacturing. Metrology systems measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits. We provide our customers with a full-fab metrology solution by offering families of proprietary systems for both transparent and opaque thin film measurement in various applications across the semiconductor fabrication process.

    Process control metrology is used by semiconductor device manufacturers to analyze product and process quality at critical steps in the integrated circuit manufacturing process in order to identify, diagnose and minimize fabrication defects. The semiconductor device manufacturing industry is experiencing several trends that are increasing the demand for process control metrology systems that can deliver a higher degree of accuracy and repeatability. These industry trends include:

  .   transition to copper for creating the circuitry;

  .   migration to larger 300 millimeter diameter wafers;

  . development of thinner line widths and spaces, or feature sizes, on integrated circuits; and

  . introduction of new manufacturing process steps, including chemical mechanical planarization.

    We are pursuing the following strategies in order to be the premier worldwide provider of thin film metrology systems to semiconductor device manufacturers:

  . extending our technology leadership position by continuing our commitment to research and development;

  . capitalizing on our technical heritage in thin film measurement by expanding our relationships with existing customers;

  .   continuing developing complementary metrology applications; and

  .   providing the technology of choice to meet changing industry standards.

    We maintain sales, service or applications offices throughout the world, including in California, New Jersey, Texas, Germany, Holland, Ireland, Israel, Korea, Taiwan and Singapore. Our customers and end users include most major semiconductor device manufacturers worldwide, including Intel, AMD, Chartered Semiconductor, Fujitsu, Hyundai, IBM, Lucent, Philips, Samsung, STMicroelectronics, Texas Instruments, TSMC, Toshiba and UMC. For the past six years, we have received the top ranking among our thin film metrology competitors in the annual VLSI Customer Satisfaction Survey. Since 1940, our technological leadership has earned us a reputation for metrology excellence.

                                  Our Address

    Rudolph Technologies, Inc.'s principal executive offices are located at One Rudolph Road, Flanders, New Jersey 07836, and our telephone number at that address is (973) 691-1300.

                                  The Offering

    The calculation of the shares of common stock outstanding in the table below is based on the number of shares outstanding as of December 31, 2000. The number of shares of common stock to be outstanding after the offering excludes:

  . 1,515,952 shares of common stock underlying outstanding stock options as of December 31, 2000;

  . an additional 1,009,634 shares of common stock reserved for future issuance under our stock option plans as of December 31, 2000; and

  . 265,548 shares of common stock reserved for future issuance under our employee stock purchase plan as of December 31, 2000.

Common stock offered by Rudolph Technologies.... 1,000,000 shares

Common stock offered by the selling
  stockholders.................................. 2,500,000 shares

Common stock to be outstanding after the         15,871,885 shares
  offering......................................

Use of proceeds................................. For working capital and other general corporate purposes, as well as for
                                                 possible acquisitions or strategic
                                                 investments. We will not receive any
                                                 proceeds from sales by the selling
                                                 stockholders.

Nasdaq National Market symbol................... RTEC

    Unless otherwise stated in this prospectus, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

                             Summary Financial Data
                (In thousands, except share and per share data)

   The following summary financial data should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this prospectus, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                       Year Ended December 31,
                                                   ---------------------------------
                                                     1998        1999        2000
                                                   ---------  ----------  ----------
Statement of Operations Data:
Revenues.........................................  $  20,106  $   38,095  $   88,107
Cost of revenues.................................     13,179      18,301      41,854
                                                   ---------  ----------  ----------
Gross profit.....................................      6,927      19,794      46,253
                                                   ---------  ----------  ----------
Operating expenses:
  Research and development.......................      5,096       5,003       9,022
  Selling, general and administrative............      7,077       9,588      14,463
  Amortization...................................      4,208         436         339
                                                   ---------  ----------  ----------
     Total operating expenses....................     16,381      15,027      23,824
                                                   ---------  ----------  ----------
Operating income (loss)..........................     (9,454)      4,767      22,429
Interest expense (income)........................      4,210       3,701      (2,173)
Other income.....................................       (199)        (21)         (1)
                                                   ---------  ----------  ----------
Income (loss) before provision (benefit) for
 income taxes,  extraordinary item and cumulative
 effect of a change in accounting principle......    (13,465)      1,087      24,603
Provision (benefit) for income taxes.............        613      (2,179)       (431)
                                                   ---------  ----------  ----------
Income (loss) before extraordinary item and
 cumulative effect of a change in accounting
 principle.......................................    (14,078)      3,266      25,034
Extraordinary item (net of tax of $5)............         --         427          --
Cumulative effect of a change in accounting
 principle (net of tax of $924)..................         --          --       1,458
                                                   ---------  ----------  ----------
Net income (loss)................................    (14,078)      2,839      23,576
Preferred stock dividends........................        507         508          --
                                                   ---------  ----------  ----------
Net income (loss) available to common
 stockholders....................................  $ (14,585) $    2,331  $   23,576
                                                   =========  ==========  ==========
Net income (loss) per share available to common
 stockholders:
 Basic:
  Income (loss) before extraordinary item and
   cumulative effect of a change in accounting
   principle.....................................  $   (3.13) $     0.41  $     1.69
  Extraordinary item.............................         --       (0.05)         --
  Cumulative effect of a change in accounting
   principle.....................................         --          --       (0.09)
  Preferred stock dividends......................      (0.11)      (0.06)         --
                                                   ---------  ----------  ----------
  Net income (loss) per share available to
   common stockholders...........................  $   (3.24) $     0.30  $     1.60
                                                   =========  ==========  ==========
 Diluted:
  Income (loss) before extraordinary item and
   cumulative effect of a change in accounting
   principle.....................................  $   (3.13) $     0.31  $     1.58
  Extraordinary item.............................         --       (0.04)         --
  Cumulative effect of a change in accounting
   principle.....................................         --          --       (0.09)
  Preferred stock dividends......................      (0.11)      (0.05)         --
                                                   ---------  ----------  ----------
  Net income (loss) per share available to
   common stockholders...........................  $   (3.24) $     0.22  $     1.49
                                                   =========  ==========  ==========
Weighted average common shares outstanding:
  Basic..........................................  4,503,396   7,880,622  14,773,295
  Diluted........................................  4,503,396  10,431,477  15,805,188
Other Financial Data:
EBITA............................................  $  (5,047) $    5,224  $   22,769
EBITDA...........................................     (4,269)      5,792      23,430
Net cash used in operating activities............     (6,872)       (714)     (4,626)
Net cash used in investing activities............       (904)       (985)     (1,372)
Net cash provided by financing activities........      8,000      36,330         672

                                     December 31,
                         ----------------------------------------
                                                      As Adjusted
                           1998      1999     2000       2000
                         --------  --------  -------  -----------
Balance Sheet Data:
Cash and cash
  equivalents........... $    431  $ 35,076  $29,736    $74,512
Working capital
  (deficit).............   (1,052)   49,217   70,187    114,963
Total assets............   21,121    64,947   98,554    143,330
Long-term debt, less
  current portion.......   25,370       --       --         --
Accumulated deficit.....  (30,032)  (27,193)  (3,617)    (3,617)
Total stockholders'
  equity (deficit)......  (26,759)   57,610   83,508    128,284

    Our statement of operations data for the years ended December 31, 1998, 1999 and 2000 were derived from audited consolidated financial statements included elsewhere in this prospectus.

    Our balance sheet data as of December 31, 1999 and 2000 were derived from audited consolidated financial statements included elsewhere in this prospectus.

    EBITA and EBITDA are presented as other financial statement data. EBITA is defined as income before provision for income taxes, interest expense and amortization of intangibles. EBITDA is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITA and EBITDA are presented as supplemental information and should not be considered as an alternative to net income as an indicator of our operating performance, or to cash flow from operating activities as an indicator of our liquidity. We believe that EBITA and EBITDA are standard measures commonly reported and widely used by analysts, investors and other interested parties in the semiconductor capital equipment industry. However, EBITA and EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

    The As Adjusted amounts in our balance sheet data give effect to the sale of 1,000,000 shares of common stock offered by us at an assumed public offering price of $48.06 per share and the application of the estimated net proceeds as set forth under "Use of Proceeds."

                                  RISK FACTORS

    Any investment in our shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                          Risks Related to our Company

Cyclicality in the semiconductor device industry has led to substantial decreases in demand for our systems and may from time to time continue to do so

    Our operating results will be subject to significant variation due to the cyclical nature of the semiconductor device industry. The semiconductor device industry has experienced downturns which have seriously harmed our past operating results. Recurrence of downturns in the semiconductor industry will likely lead to proportionately greater downturns in our revenues. Our business depends upon the capital expenditures of semiconductor device manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor device industry is cyclical and has historically experienced periodic downturns, which have often resulted in substantial decreases in the semiconductor device industry's demand for capital equipment, including its thin film metrology equipment. There is typically a six to twelve month lag between a change in the economic condition of the semiconductor device industry and the resulting change in the level of capital expenditures by semiconductor device manufacturers. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor device industry revenues. The semiconductor device industry experienced downturns in 1998 and 1996, during which industry revenues declined by an estimated 8.4% and 8.6% as reported by World Semiconductor Trade Statistics, Inc. Our revenues decreased from $35.3 million in 1997 to $20.1 million in 1998. Any future downturn in the semiconductor device industry, or any failure of that industry to continue capital expenditures, will seriously harm our business, financial condition and results of operations.

We obtain some of the components and subassemblies included in our systems from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenues

    Coherent, Inc. is our sole supplier of the lasers we use in some of our systems, and we also obtain some of the other components and subassemblies included in our systems from a single supplier or a limited group of suppliers. We do not have long-term contracts with many of our suppliers. Our dependence on sole source suppliers of components exposes us to several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of these components could delay shipments of our systems, damage our customer relationships and reduce our sales. From time to time in the past, we have experienced temporary difficulties in receiving shipments from our suppliers. The lead time required for shipments of some of our components can be as long as four months. In addition, the lead time required to qualify new suppliers for lasers could be as long as a year, and the lead time required to qualify new suppliers of other components could be as long as nine months. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our systems. Further, a significant increase in the price of one or more of these components or subassemblies included in our systems could seriously harm our results of operations.

Our operating results have in the past varied and probably will in the future continue to vary significantly from quarter to quarter, causing volatility in our stock price

    Our quarterly operating results have varied significantly in the past and may continue to do so in the future, which could cause our stock price to decline. Some of the factors that may influence our operating results and subject our stock to extreme price and volume fluctuations include:

  . changes in customer demand for our systems, which is influenced by economic conditions in the semiconductor device industry, demand for products that use semiconductors, market acceptance of our systems and those of our customers and changes in our product offerings;

  . seasonal variations in customer demand, including the tendency of European sales to slow significantly in the third quarter of each year;

  .  the timing, cancellation or delay of customer orders and shipments;

  . product development costs, including increased research, development, engineering and marketing expenses associated with our introduction of new products and product enhancements; and

  . the levels of our fixed expenses, including research and development costs associated with product development, relative to our revenue levels.

    For example, prior to the second quarter of 1999, we had not reported net income since our predecessor company was acquired by our management and a group of investors in June 1996. We reported a net loss available to common stockholders for the first quarter of 1999 of $0.7 million and for 1998 of $14.6 million. If we suffer losses in the future and are not able to maintain profitability, our business will suffer and the price of our common stock will substantially decline.

Our revenue may vary significantly each quarter due to relatively small fluctuations in our unit sales

    During any quarter, a significant portion of our revenue may be derived from the sale of a relatively small number of systems. Our transparent film measurement systems range in price from approximately $200,000 to $1.0 million per system and our opaque film measurement systems range in price from approximately $900,000 to $1.6 million per system. Accordingly, a small change in the number of systems we sell may also cause significant changes in our operating results. This, in turn, could cause fluctuations in the market price of our common stock.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results, which could cause our stock price to decline

    Variations in the length of our sales cycles could cause our revenues, and thus our business, financial condition and operating results, to fluctuate widely from period to period. This variation could cause our stock price to decline. Our customers generally take a long time to evaluate our film metrology systems and many people are involved in the evaluation process. We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our systems in the semiconductor fabrication process. The length of time it takes for us to make a sale depends upon many factors, including:

  . the efforts of our sales force and our independent sales representatives and distributors;

  .  the complexity of the customer's fabrication processes;

  .  the internal technical capabilities and sophistication of the customer;

  .  the customer's budgetary constraints; and

  . the quality and sophistication of the customer's current metrology equipment.

    Because of the number of factors influencing the sales process, the period between our initial contact with a customer and the time when we recognize revenue from that customer, if ever, varies widely in length. Our sales cycles, including the time it takes for us to build a product to customer specifications after receiving an order, typically range from six to 15 months. Sometimes our sales cycles can be much longer, particularly with customers in Japan. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenue, and we may never receive any revenue from a customer despite our sales efforts.

    If we do make a sale, our customers often purchase only one of our systems, and then evaluate its performance for a lengthy period before purchasing any more of our systems. The number of additional products a customer purchases, if any, depends on many factors, including a customer's capacity requirements. The period between a customer's initial purchase and any subsequent purchases can vary from six months to a year or longer, and variations in the length of this period could cause further fluctuations in our operating results and possibly in our stock price. In addition, in 2000, we changed our revenue recognition policy to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101.

Our largest customers account for a significant portion of our revenues, and our revenues would significantly decline if one or more of these customers were to purchase significantly fewer of our systems or they delayed or cancelled a large order

    We operate in the highly concentrated, capital intensive semiconductor device manufacturing industry. Historically, a significant portion of our revenues in each quarter and year has been derived from sales to relatively few customers, and we expect this trend to continue. If any of our key customers were to purchase significantly fewer of our systems in the future, or if a large order were delayed or cancelled, our revenues would significantly decline. In 1999 and 2000, sales to customers that individually represented at least five percent of our revenues accounted for 49.3% and 27.8% of our revenues. In 1999 and 2000, sales to Intel accounted for 31.2% and 19.4% of our revenues. Accordingly, we expect that we will continue to depend on a small number of large customers for a significant portion of our revenues for at least the next several years. In addition, as large semiconductor device manufacturers seek to establish closer relationships with their suppliers, we expect that our customer base will become even more concentrated.

If we are not successful in developing new and enhanced products for the semiconductor device manufacturing industry we will lose market share to our competitors

    We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance systems with shorter product life cycles. To be competitive in our demanding market, we must continually design, develop and introduce in a timely manner new film metrology systems that meet the performance and price demands of semiconductor device manufacturers. We must also continue to refine our current systems so that they remain competitive. We may experience difficulties or delays in our development efforts with respect to new systems, and we may not ultimately be successful in developing them. Any significant delay in releasing new systems could adversely affect our reputation, give a competitor a first-to-market advantage or cause a competitor to achieve greater market share. Approximately 89% of our revenues in 2000 were derived from the sale of systems that we did not begin selling until the first quarter of 1997 or later.

Even if we are able to successfully develop new products, if these products do not gain general market acceptance we will not be able to generate revenues and recover our research and development costs

    Metrology product development is inherently risky because it is difficult to foresee developments in semiconductor device manufacturing technology, coordinate technical personnel and identify and eliminate metrology system design flaws. We recently developed our MatrixMetrology systems, which are thin film metrology systems specifically designed for use in the CMP, etch, diffusion and other portions of the semiconductor device manufacturing process where we do not currently have significant market share. Any new systems introduced by us may not achieve a significant degree of market acceptance or, once accepted, may fail to sell well for any significant period.

    We expect to spend a significant amount of time and resources to develop new systems and refine existing systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of new systems. Our ability to commercially introduce and successfully market new systems is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these systems. In addition, since our customers are not obligated by long-term contracts to purchase our systems, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures.

Even if we are able to develop new products that gain market acceptance, sales of new products could impair our ability to sell existing product lines

    Competition from our new MatrixMetrology systems could have a negative effect on sales of our other transparent thin film metrology systems, including our SpectraLASER and FOCUS systems, and the prices we could charge for these systems. We may also divert sales and marketing resources from our current systems in order to successfully launch and promote our new MatrixMetrology systems. This diversion of resources could have a further negative effect on sales of our current systems.

If our relationships with our large customers deteriorate, our product development activities could be jeopardized

    The success of our product development efforts depends on our ability to anticipate market trends and the price, performance and functionality requirements of semiconductor device manufacturers. In order to anticipate these trends and ensure that critical development projects proceed in a coordinated manner, we must continue to collaborate closely with our largest customers. Our relationships with these and other customers provide us with access to valuable information regarding trends in the semiconductor device industry, which enables us to better plan our product development activities. If our current relationships with our large customers are impaired, or if we are unable to develop similar collaborative relationships with important customers in the future, our long-term ability to produce commercially successful systems will be impaired.

Our ability to reduce costs is limited by our ongoing need to invest in research and development

    Our industry is characterized by the need for continual investment in research and development as well as customer service and support. As a result of our need to maintain our spending levels in these areas, our operating results could be materially harmed if our revenues fall below expectations. In addition, because of our emphasis on research and development and technological innovation, our operating costs may increase further in the future. We expect our level of research and development expenses to increase in absolute dollar terms for at least the next several years.

We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage

    Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology for our principal product families, and we rely, in part, on patent, trade secret and trademark law to protect that technology. If we fail to adequately protect our intellectual property, it will be easier for our competitors to sell competing products. We own or have licensed a number of patents relating to our transparent and opaque thin film metrology systems, and have filed applications for additional patents. Any of our pending patent applications may be rejected, and we may not in the future be able to develop additional proprietary technology that is patentable. In addition, the patents we do own or that have been issued or licensed to us may not provide us with competitive advantages and may be challenged by third parties. Third parties may also design around these patents.

    In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, in the event that these agreements may be breached, we may not have adequate remedies. Our confidential and proprietary information and technology might also be independently developed by or become otherwise known to third parties.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important intellectual property rights by us

    Our commercial success depends in part on our ability to avoid infringing or misappropriating patents or other proprietary rights owned by third parties. From time to time we may receive communications from third parties asserting that our products or systems infringe, or may infringe, the proprietary rights of these third parties. These claims of infringement may lead to protracted and costly litigation which could require us to pay substantial damages or have the sale of our products or systems stopped by an injunction. Infringement claims could also cause product or system delays or require us to redesign our products or systems, and these delays could result in the loss of substantial revenues. We may also be required to obtain a license from the third party or cease activities utilizing the third party's proprietary rights. We may not be able to enter into such a license or such license may not be available on commercially reasonable terms. The loss of important intellectual property rights could therefore prevent our ability to sell our systems, or make the sale of such systems more expensive for us.

Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, has in the past resulted and may in the future result in costly and time-consuming litigation

    We may be required to initiate litigation in order to enforce any patents issued to or licensed by us, or to determine the scope or validity of a third party's patent or other proprietary rights. In addition, we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming, and could subject us to significant liabilities or require us to re-engineer our product or obtain expensive licenses from third parties.

    For example, we are presently involved in a patent interference proceeding with a competitor, Therma-Wave, Inc., in the United States Patent Office. In this proceeding, we are defending our patent rights with respect to some of the multiple angle, multiple wavelength ellipsometry technology we use in our transparent thin film measurement systems. Therma-Wave requested the proceeding be initiated in 1993 by filing a reissue application for one of its own patents, and the proceeding was initiated in June 1998. In November 1999, the patent office denied our request to dismiss the proceedings. If we lose the interference, a reissue patent will be granted to Therma-Wave permitting Therma-Wave to assert patent rights against the ellipsometers we use in our transparent thin film measurement systems. In that event, we would either have to pay future royalties to Therma-Wave or redesign our transparent thin film measurement systems. Either of these events could harm our business, financial condition and results of operations. See "Business--Legal Proceedings." In addition, in a letter dated February 10, 1998, Therma-Wave asked us to review our technology for possible infringement of several of Therma-Wave's patents. We denied any such infringement in a letter to Therma-Wave dated March 10, 1998. In a letter dated March 13, 1998, Therma-Wave requested further information regarding the basis for our belief that our technology did not infringe Therma-Wave's patents. There has been no further correspondence between us and Therma-Wave regarding Therma-Wave's patent inquiries. Although we do not believe that we are infringing any of Therma-Wave's patents, Therma-Wave could nevertheless initiate an infringement action against us, which would be costly and distracting regardless of its outcome.

    In a letter dated December 3, 1998, Axic, Inc. asked us to review our technology for possible infringement of one of Axic's patents. We denied any such infringement in a letter to Axic dated December 22, 1998. There has been no further correspondence between us and Axic regarding its patent infringement claims.

Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States

    In 2000, 54.7% of our revenue was derived from sales in foreign countries, including certain countries in Asia such as Taiwan, Korea, Singapore and Japan. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U. S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and continue to sell systems. For example, Taiwan is not a signatory of the Patent Cooperation Treaty, which is designed to specify rules and methods for defending intellectual property internationally. The publication of a patent in Taiwan prior to the filing of a patent in Taiwan would invalidate the ability of a company to obtain a patent in Taiwan. Similarly, in contrast to the United States where the contents of patents remain confidential during the patent prosecution process, the contents of a patent are published upon filing which provides competitors an advanced view of the contents of a patent application prior to the establishment of patent rights. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. For example, our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to adequately protect our intellectual property in these countries, it would be easier for our competitors to sell competing products in those countries.

Our current and potential competitors have significantly greater resources than we do, and increased competition could impair sales of our products or cause us to reduce our prices

    The market for semiconductor capital equipment is highly competitive. We face substantial competition from established companies in each of the markets we serve. We principally compete with KLA-Tencor, Philips Analytical Instruments and Therma-Wave. We compete to a lesser extent with companies such as Dai Nippon Screen, Nanometrics and Sopra. Each of our product lines also competes with products that use different metrology techniques. Some of our competitors have greater financial, engineering, manufacturing and marketing resources, broader product offerings and service capabilities and larger installed customer bases than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products which could impair sales of our products. Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors, particularly during the last downturn in the semiconductor device and semiconductor capital equipment industries. These transactions by our competitors and potential competitors may provide them with a competitive advantage over us by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our customers and potential customers in the semiconductor device manufacturing industry are large companies that require global support and service for their semiconductor capital equipment. While we believe that our global support and service infrastructure is sufficient to meet the needs of our customers and potential customers, our larger competitors have more extensive infrastructures than we do, which could place us at a disadvantage when competing for the business of global semiconductor device manufacturers.

    Many of our competitors are investing heavily in the development of new systems that will compete directly with ours. We have from time to time selectively reduced prices on our systems in order to protect our market share, and competitive pressures may necessitate further price reductions. We expect our competitors in each product area to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. Such product introductions by our competitors would likely cause us to decrease the prices of our systems and increase the level of discounts we grant our customers.

Because of the high cost of switching equipment vendors in our markets, it is sometimes difficult for us to win customers from our competitors even if our systems are superior to theirs

    We believe that once a semiconductor device manufacturer has selected one vendor's capital equipment for a production-line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor's equipment, for the life of the application. Once a vendor's equipment has been installed in a production line application, a semiconductor device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor's equipment. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer's expense of switching to our systems, it will be difficult for us to achieve significant sales to that customer once it has selected another vendor's capital equipment for an application.

We must attract and retain key personnel with knowledge of semiconductor device manufacturing and metrology equipment to help support our future growth, and competition for such personnel in our industry is high

    Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, who would be extremely difficult to replace, could harm our business and operating results. During downturns in our industry, we have often experienced significant employee attrition, and we may experience further attrition in the event of a future downturn. Although we have employment and noncompetition agreements with key members of our senior management team, including Messrs. McLaughlin, Loiterman and Roth, these individuals or other key employees may nevertheless leave our company. We do not have key person life insurance on any of our executives. In addition, to support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is intense, and we may not be successful in attracting and retaining qualified employees.

We manufacture all of our systems at a single facility, and any prolonged disruption in the operations of that facility could have a material adverse effect on our revenues

    We produce all of our systems in our manufacturing facility located in Ledgewood, New Jersey. Our manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage as a result of a fire or any other reason, could seriously harm our ability to satisfy our customer order deadlines. If we cannot timely deliver our systems, our revenues could be adversely affected.

We rely upon independent sales representatives and distributors for a significant portion of our sales, and a disruption in our relationships with these representatives or distributors could have a negative impact on our sales in Japan, China and Singapore

    Historically, a substantial portion of our sales have been made through independent sales representatives and distributors. We expect that sales through independent sales representatives and distributors will represent a material portion of our sales for the next several years. In particular, all of our sales in Japan will continue to be made through an independent distributor for the next several years. For the year ended December 31, 2000, sales to Tokyo Electron Limited, our exclusive distributor in Japan, accounted for 21.9% of our revenues. In addition, all our sales in China will continue to be made through independent sales representatives. In some locations, including Japan, our independent sales representatives or distributors also provide field service to our customers. The activities of these representatives and distributors are not within our control. A reduction in the sales or service efforts or financial viability of any of our independent sales representatives and distributors, or a termination of our relationships with them, could harm our sales, our financial results and our ability to support our customers. Although we believe that we maintain good relations with our independent sales representatives and distributors, such relationships may nevertheless deteriorate in the future.

Because we derive a significant portion of our revenues from sales in Asia, our sales and results of operations could be adversely affected by the instability of Asian economies

    Our sales to customers in Asian markets represented approximately 28.3% and 39.5% of our revenues in 1999 and 2000. Countries in the Asia Pacific region, including Japan, Korea and Taiwan, each of which accounted for a significant portion of our business in that region, have experienced currency, banking and equity market weaknesses over the last 24 months. These weaknesses began to adversely affect our sales to semiconductor device and capital equipment manufacturers located in these regions in the fourth quarter of 1997, and continued to adversely affect our sales in 1998 and the first half of 1999. We expect that turbulence in the Asian markets could adversely affect our sales in future periods.

Due to our significant level of international sales, we are subject to operational, financial and political risks such as unexpected changes in regulatory requirements, tariffs, political and economic instability, outbreaks of hostilities, adverse tax consequences and difficulties in managing foreign sales representatives and foreign branch operations

    International sales accounted for approximately 52.9% and 54.7% of our revenues in 1999 and 2000. We anticipate that international sales will continue to account for a significant portion of our revenue for at least the next five years. Due to the significant level of our international sales, we are subject to material risks which include:

  . Unexpected changes in regulatory requirements including tariffs and other market barriers. The semiconductor device industry is a high-visibility industry in many of the European and Asian countries in which we sell our products. Because the governments of these countries have provided extensive financial support to our semiconductor device manufacturing customers in these countries, we believe that our customers could be disproportionately affected by any trade embargos, excise taxes or other restrictions imposed by their governments on trade with United States companies such as ourselves. Any such restrictions could lead to a reduction in our sales to customers in these countries.

  . Political and economic instability. There is considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea. In addition, several Asian countries, particularly Japan, have recently experienced significant economic instability. An outbreak of hostilities or other political upheaval in Taiwan or South Korea, or an economic downturn in Japan, would likely harm the operations of our customers in these countries, causing our sales to suffer. The effect of such events on our revenues could be material because we derive substantial revenues from sales to semiconductor device foundries in Taiwan such as TSMC and UMC, from memory chip manufacturers in South Korea such as Hyundai and Samsung, and from semiconductor device manufacturers in Japan such as NEC and Toshiba.

  . Difficulties in staffing and managing foreign branch operations. During periods of tension between the governments of the United States and other countries, it is often difficult for United States companies such as ourselves to staff and manage operations in such countries. We have only recently established a direct sales force in Europe, and we are continuing to build our sales infrastructure in that region. Because our European sales operations are new and our sales employees in Europe have only recently begun working for us, these operations could be particularly susceptible to any periods of tension that may arise between the United States and any European country in which we operate.

Since a substantial portion of our revenues are derived from sales in other countries yet are denominated in U.S. dollars, we could experience a significant decline in sales or experience collection problems in the event the dollar becomes more expensive relative to local currencies

    A substantial portion of our international sales are denominated in U.S. dollars. As a result, if the dollar rises in value in relation to foreign currencies, our systems will become more expensive to customers outside the United States and less competitive with systems produced by competitors outside the United States. Such conditions could negatively impact our international sales. Foreign sales also expose us to collection risk in the event it becomes more expensive for our foreign customers to convert their local currencies into U.S. dollars.

If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner

    Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. To this end, we may choose to acquire new and complementary businesses, products, or technologies instead of developing them ourselves. We may, however, face competition for acquisition targets from larger and more established companies with greater financial resources, making it more difficult for us to complete acquisitions. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, could disrupt our ongoing business and could distract our management. In addition, in order to finance any acquisitions, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on terms that are not favorable to us and, in the case of equity financing, that result in dilution to our stockholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business, financial condition and operating results will suffer. In addition, any amortization of goodwill or other assets or charges resulting from the costs of acquisitions could harm our business and operating results.

If we deliver systems with defects, our credibility will be harmed and the sales and market acceptance of our systems will decrease

    Our systems are complex and sometimes have contained errors, defects and bugs when introduced. If we deliver systems with errors, defects or bugs, our credibility and the market acceptance and sales of our systems could be harmed. Further, if our systems contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to product liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability arising from defects in our systems. Our product liability policy currently provides only $2.0 million of coverage per claim with an overall umbrella limit of $4.0 million. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits.

A small group of major stockholders will continue to have significant influence over our business after this offering, and could delay, deter or prevent a change of control or other business combination

    Upon completion of this offering, Liberty Partners, Riverside Rudolph and Paul F. McLaughlin will hold approximately 39.6% of our outstanding stock. We anticipate that five of the eight directors on our board following this offering will be representatives of these stockholders. The interests of these stockholders may not always be the same as our interests or those of our other stockholders. By virtue of their stock ownership and board representation, these stockholders will continue to have a significant influence over all matters submitted to our board and our stockholders, including the election of our directors, and will be able to exercise significant control over our business, policies and affairs. Through their concentration of voting power, these stockholders, acting individually or together, could cause us to take actions that we would not consider absent their influence, or could delay, deter or prevent a change of control of our company or other business combination that might otherwise be beneficial to our public stockholders.

Provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control of our company

    Provisions of our certificate of incorporation and bylaws may inhibit changes in control of our company not approved by our board of directors. These provisions also limit the circumstances in which a premium can be paid for the common stock, and in which a proxy contest for control of our board may be initiated.

    These provisions provide for:

  .   a prohibition on stockholder actions through written consent;

  . a requirement that special meetings of stockholders be called only by our chief executive officer or board of directors;

  . advance notice requirements for stockholder proposals and director nominations by stockholders;

  . limitations on the ability of stockholders to amend, alter or repeal our by-laws; and

  . the authority of our board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

    We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects.

                         Risks Related to this Offering

Our stock price may be volatile and our stock may be thinly traded, which could cause investors to lose a substantial part of their investments in our stock

    The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investments. The market price of our common stock will likely fluctuate in response to a number of factors including the following:

  .   our failure to meet the performance estimates of securities analysts;

  . changes in financial estimates of our revenues and operating results by securities analysts;

  . the timing of announcements by us or our competitors of significant contracts or acquisitions; and

  .   general stock market conditions.

We could be subject to class action litigation due to stock price volatility, which, if it occurs, will distract our management and could result in substantial costs or large judgments against us

    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, financial condition and results of operations.

Future sales of our stock could depress its market price

    Future sales of our stock on the public markets could depress its market price. Upon completion of this offering, we expect that:

  . the 3,500,000 shares of common stock, or 4,025,000 shares if the underwriters' option to purchase additional shares is exercised in full, sold in this offering will be freely tradable without restriction under the Securities Act unless they are held by one of our "affiliates;" and

  . 6,759,431 shares of common stock held by our existing stockholders will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 90 days after the date of this prospectus.

    In addition, beginning 90 days after the completion of this offering, the holders of approximately 6,262,995 shares of our common stock will have limited rights to require us to register their shares under the Securities Act for public resale at our expense.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties, including, without limitation, statements concerning conditions in the semiconductor and semiconductor capital equipment industries and our business, financial condition and operating results, including in particular statements relating to our business, growth strategies and product development efforts. We use words like "believe," "expect," "anticipate," "intend," "future" and other similar expressions to identify forward-looking statements. Purchasers of our common stock should not place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on our current expectations, and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus. Our actual operating results could differ materially from those predicted in these forward-looking statements, and any other events anticipated in the forward-looking statements may not actually occur.

                                USE OF PROCEEDS

    We expect to receive proceeds of approximately $44.8 million from the sale of the 1,000,000 shares of common stock at an assumed public offering price of $48.06 per share, after deducting the underwriting discount and our estimated offering expenses, or approximately $51.6 million if the underwriters exercise in full their option to purchase additional shares. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

    We expect to use the net proceeds from this offering for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses or make strategic investments. However, we have no commitments or agreements for any acquisitions or investments. Pending the uses described above, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

    The principal purposes of this offering are to obtain additional capital, to create a larger public float for our common stock, and to allow for the orderly liquidation of investments made by some stockholders.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "RTEC." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                   Price Range
                                                                    of Common
                                                                      Stock
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   1999
    Fourth Quarter (beginning November 12, 1999)................. $36.75 $16.00
   2000
    First Quarter................................................ $59.44 $27.06
    Second Quarter............................................... $45.00 $22.00
    Third Quarter................................................ $48.00 $24.00
    Fourth Quarter............................................... $44.00 $22.38
   2001
    First Quarter (through February 1, 2001)..................... $52.38 $26.75

    On February 1, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $48.06 per share. As of February 1, 2001, there were approximately 77 stockholders of record of the common stock.

                                DIVIDEND POLICY

    We have not declared or paid cash dividends on our capital stock during any of the periods presented above. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the forseeable future.

                                 CAPITALIZATION

    The following table sets forth Rudolph Technologies' capitalization as of December 31, 2000, (i) on an actual basis and (ii) as adjusted to reflect our sale of 1,000,000 shares of common stock at the offering price of $48.06 per share and our application of the estimated proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.

                                                            December 31, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands)
Cash and cash equivalents................................. $29,736   $ 74,512
                                                           =======   ========
Stockholder's equity:
 Preferred stock, par value $0.001 per share, 5,000,000
   shares authorized; no shares issued and outstanding
   Actual; no shares issued and outstanding As Adjusted...
 Common stock, $0.001 par value; 50,000,000 shares
   authorized; 14,871,885 issued and outstanding, actual;
   15,871,885 shares issued and outstanding, as adjusted..      15         16
Additional paid-in capital................................  87,385    132,160
Accumulated other comprehensive loss......................    (275)      (275)
Accumulated deficit.......................................  (3,617)    (3,617)
                                                           -------   --------
 Total stockholders' equity...............................  83,508    128,284
                                                           -------   --------
 Total capitalization..................................... $83,508   $128,284
                                                           =======   ========

    This table excludes the following shares:

  . 1,515,952 shares of common stock underlying outstanding stock options as of December 31, 2000;

  . an additional 1,009,634 shares of common stock reserved for future issuance under our stock option plans as of December 31, 2000; and

  . 265,548 shares of common stock reserved for future issuance under our 1999 employee stock purchase plan as of December 31, 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The balance sheet data as of December 31, 1999 and 2000 and the statement of operations data for the years ended December 31, 1998, 1999 and 2000 set forth below were derived from audited consolidated financial statements included elsewhere in this prospectus. The selected financial data as of December 31, 1996, 1997 and 1998, and for the periods from January 1, 1996 to June 13, 1996, June 14, 1996 to December 31, 1996 and for the year ended December 31, 1997 were derived from audited financial statements not included herein.

    The table below sets forth our selected financial data as well as that of our predecessor company. Our results of operations and those of our predecessor company are not directly comparable because we revalued the assets and liabilities of our predecessor company in connection with its acquisition pursuant to the provisions of APB No. 16, and because our results of operations for the period from June 14, 1996 to December 31, 1996 include various non-recurring expenses for acquired in-process research and development and the write-down of intangibles. The financial information of our predecessor company excludes the effects of purchase accounting adjustments, including increased interest expense and amortization. In addition, because our predecessor company was taxed as an S-corporation and we are taxed as a C-corporation, the effective tax rate reflected in our historical results of operations is significantly higher than the tax rate reflected in the historical results of operations of our predecessor company. Further, we changed our business strategy immediately after the acquisition. Finally, we adopted a new revenue recognition method effective January 1, 2000.

                          Predecessor
                            Company                    Rudolph Technologies
                          ----------- -----------------------------------------------------------
                          Period from Period from
                           January 1   June 14 to
                          to June 13, December 31,          Year Ended December 31,
                          ----------- ------------ ----------------------------------------------
                             1996         1996       1997       1998        1999          2000
                          ----------- ------------ ---------  ---------  ----------    ----------
                              (In          (In thousands, except share and per share data)
                          thousands)
Statement of Operations
Data:
Revenues................    $17,501    $  14,373   $  35,339  $  20,106  $   38,095    $   88,107
Cost of revenues (1)....      7,497        6,579      13,903     13,179      18,301        41,854
                            -------    ---------   ---------  ---------  ----------    ----------
Gross profit............     10,004        7,794      21,436      6,927      19,794        46,253
                            -------    ---------   ---------  ---------  ----------    ----------
Operating expenses:
 Research and
  development...........      1,817        2,345       5,750      5,096       5,003         9,022
 In-process research and
  development...........         --        3,821          --         --          --            --
 Selling, general and
  administrative........      4,144        4,340       9,475      7,077       9,588        14,463
 Write-down of purchased
  technology............         --        6,734          --         --          --            --
 Amortization...........         19        3,650       4,201      4,208         436           339
                            -------    ---------   ---------  ---------  ----------    ----------
Total operating
 expenses...............      5,980       20,890      19,426     16,381      15,027        23,824
                            -------    ---------   ---------  ---------  ----------    ----------
Operating income
 (loss).................      4,024      (13,096)      2,010     (9,454)      4,767        22,429
Interest expense
 (income)...............         55        2,013       3,717      4,210       3,701        (2,173)
Other income............        (26)        (156)        (92)      (199)        (21)           (1)
                            -------    ---------   ---------  ---------  ----------    ----------
Income (loss) before
 provision (benefit) for
 income taxes,
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle..............      3,995      (14,953)     (1,615)   (13,465)      1,087        24,603
Provision (benefit) for
 income taxes...........        143           --        (614)       613      (2,179)         (431)
                            -------    ---------   ---------  ---------  ----------    ----------
Income (loss) before
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle..............      3,852      (14,953)     (1,001)   (14,078)      3,266        25,034
Extraordinary item (net
 of tax of $5) (2)......         --           --          --         --         427            --
Cumulative effect of a
 change in accounting
 principle (net of tax
 of $924)...............         --           --          --         --          --         1,458
                            -------    ---------   ---------  ---------  ----------    ----------
Net income (loss).......    $ 3,852      (14,953)     (1,001)   (14,078)      2,839        23,576
                            =======
Preferred stock
 dividends..............                     239         468        507         508            --
                                       ---------   ---------  ---------  ----------    ----------
Net income (loss)
 available to common
 stockholders...........               $ (15,192)  $  (1,469) $ (14,585) $    2,331    $   23,576
                                       =========   =========  =========  ==========    ==========
Net income (loss) per
 share available to
 common stockholders
 from continuing
 operations:
 Basic..................               $   (5.80)  $   (0.56) $   (3.24) $     0.35(3) $     1.69(4)
 Diluted................               $   (5.80)  $   (0.56) $   (3.24) $     0.26(3) $     1.58(4)
Weighted average common
 shares outstanding:
 Basic..................               2,617,373   2,617,373  4,503,396   7,880,622    14,773,295
 Diluted................               2,617,373   2,617,373  4,503,396  10,431,477    15,805,188

                 Predecessor
                   Company                 Rudolph Technologies
                 ------------ --------------------------------------------------
                 Period from  Period from
                 January 1 to  June 14 to       Year-ended December 31,
                   June 13,   December 31, -------------------------------------
                     1996         1996       1997      1998      1999     2000
                 ------------ ------------ --------  --------  --------  -------
Other Financial
  Data:
EBITA..........    $ 4,069      $  1,265   $  6,303  $ (5,047) $  5,224  $22,769
EBITDA.........      4,256         1,470      6,751    (4,269)    5,792   23,430
Net cash used
  in operating
  activities...      1,592         1,160     (1,959)   (6,872)     (714)  (4,626)
Net cash used
  in investing
  activities...       (171)         (107)      (586)     (904)     (985)  (1,372)
Net cash
  provided by
  financing
  activities...     (3,286)          525      1,200     8,000    36,330      672
                                               December 31,
                              --------------------------------------------------
                                  1996       1997      1998      1999     2000
                              ------------ --------  --------  --------  -------
Balance Sheet
  Data:
Cash and cash
  equivalents..                 $  1,578   $    189  $    431  $ 35,076  $29,736
Working capital
  (deficit)....                    4,262      3,134    (1,052)   49,217   70,187
Total assets...                   27,013     28,513    21,121    64,947   98,554
Long-term debt,
  less current
  portion......                   26,000     24,000    25,370        --       --
Redeemable
  preferred
  stock........                    5,639      6,107     6,614        --       --
Accumulated
  deficit......                  (14,953)   (15,954)  (30,032)  (27,193)  (3,617)
Total
  stockholders'
  equity
  (deficit)....                  (13,707)   (15,327)  (26,759)   57,610   83,508

--------
(1) Our cost of revenues for 1998 includes a $1.4 million expense for the write-down of inventory to net realizable value.
(2) In 1999, an extraordinary loss was recorded for the early extinguishment of debt.
(3) The per share amounts for the year ended December 31, 1999 exclude the per share effects of an extraordinary loss from the early retirement of debt of $0.05 (basic) and $0.04 (diluted).
(4) The per share amounts for the year ended December 31, 2000, excluded the per share effects of a cumulative effect of a change in accounting principle of $0.09.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Financial Statements and the Notes thereto included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ materially from those predicted in such forward-looking statements.

Overview

    We are a worldwide leader in the design, development, manufacture and support of process control metrology systems used in semiconductor device manufacturing. Our proprietary systems measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits, enabling semiconductor device manufacturers to improve yields and reduce overall production costs. We provide our customers with a flexible full-fab metrology solution by offering families of systems that meet their transparent and opaque thin film measurement needs in various applications across the fabrication process. Our two primary families of metrology solutions offer leading-edge metrology technology, flexible systems cost-effectively designed for specific manufacturing applications and a common production-worthy automation platform, all backed by worldwide support.

    Our predecessor company was founded in 1940 as Rudolph Research Corporation, and for the past sixty years we have built a reputation for metrology excellence. We began our association with the semiconductor industry by selling research instruments in the 1950s and 1960s to pioneers in solid state electronics, including Intel, AMD, Chartered Semiconductor, Fujitsu, Hyundai, IBM, Lucent, Philips, Samsung, STMicroelectronics, Texas Instruments, TSMC, Toshiba and UMC.

    In June 1996, our predecessor company was purchased in a leveraged transaction by our management and a group of investors. The acquisition resulted in our incurring a significant amount of debt. At the time of the transaction, we changed our name to Rudolph Technologies, Inc. and changed our corporate strategy to focus exclusively on the production semiconductor metrology business. Our strategy was to capitalize on our reputation for accuracy and repeatability in the measurement of very thin films, primarily in the diffusion phase of the semiconductor device manufacturing process, to gain market share in other areas of the semiconductor device manufacturing process. We addressed our market opportunity by increasing our investment in research and development to expand our product offerings and increase our infrastructure.

    During 1996 and 1998, the semiconductor device industry began unforeseen periods of reduced capital equipment purchases. The related industry-wide downturns in the semiconductor capital equipment industry led to decreased sales of our products as many customers delayed shipments or canceled orders altogether. We incurred significant losses in 1998 not only because of the downturn in our industry but also because we continued to invest in research and development and in building our infrastructure.

    Effective January 1, 2000, we changed our method of accounting for revenue recognition to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). Previously, we had recognized revenue upon shipment of equipment to customers, which usually preceded installation and final customer acceptance, provided final customer acceptance and collection of the related receivable were probable. Under the new accounting method adopted retroactive to January 1, 2000, we now recognize an allocable portion of revenue at shipment, installation and, where applicable, subjective acceptance in accordance with SAB 101.

    Historically, a significant portion of our revenues in each quarter and year has been derived from sales to relatively few customers, and we expect this trend to continue. In 1998, 1999 and 2000 sales to customers that individually represented at least five percent of our revenues accounted for 43.2%, 49.3% and 27.8% of our revenues. Intel and Advanced Micro Devices accounted for 19.8% and 11.1% of our revenues. In 1999 and 2000 sales to Intel accounted for 31.2% and 19.4% of our revenues.

    In addition, a significant portion of our revenues in each quarter and year has been derived from sales to particular distributors. These distributors purchase our products for ultimate distribution to customers in particular geographic regions. In 1998, sales to Tokyo Electron Limited, or TEL, our exclusive distributor in Japan, and to distributor Metron Technology accounted for 17.6% and 15.3% of our revenues. In 1999, sales to TEL and Metron Technology accounted for 6.3% and 5.8% of our revenues. In 2000, sales to TEL accounted for 21.9% of our revenues. We terminated our distribution agreement with Metron in August 1999. Currently, the only distributor we use is TEL. We expect that sales to TEL will continue to account for a significant portion of our revenues for at least the next five years.

    We do not have purchase contracts with any of our customers or distributors that obligate them to continue to purchase our products, and they could cease purchasing products from us at any time. A delay in purchase or cancellation by any of our large customers could cause quarterly revenues to vary significantly. In addition, during a given quarter, a significant portion of our revenues may be derived from the sale of a relatively small number of systems. Our transparent film measurement systems range in price from approximately $200,000 to $1.0 million per system and our opaque film measurement systems range in price from approximately $900,000 to $1.6 million per system. Accordingly, a small change in the number of systems we sell may also cause significant changes in our operating results. Because fluctuations in the timing of orders from our major customers or distributors or in the number of our individual systems we sell could cause our revenues to fluctuate significantly in any given quarter or year, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful, and they should not be relied upon as an indication of our future performance.

    A significant portion of our revenues has been derived from customers outside of the United States, and we expect this trend to continue. In 1998, approximately 58.2% of our revenues were derived from customers outside of the United States, of which 41.8% were derived from customers in Asia and 16.4% were derived from customers in Europe. In 1999, approximately 52.9% of our revenues were derived from customers outside of the United States, of which 28.3% were derived from customers in Asia and 19.9% were derived from customers in Europe. In 2000, approximately 54.7% of our revenues were derived from customers outside of the United States, of which 39.5% were derived from customers in Asia and 12.1% were derived from customers in Europe. Substantially all of our revenues to date have been denominated in United States dollars.

    The sales cycle for our systems typically ranges from six to 15 months, and can be longer when our customers are evaluating new technology. Due to the length of these cycles, we invest significantly in research and development and sales and marketing in advance of generating revenues related to these investments. Additionally, the rate and timing of customer orders may vary significantly from month to month. Accordingly, if sales of our products do not occur when we expect, and we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may increase relative to revenues and total assets.

Results of Operations

    The following table sets forth, for the periods indicated, our statements of operations data as percentages of our revenues. Our results of operations are reported as one reportable business segment.

                                                             Year Ended
                                                            December 31,
                                                          --------------------
                                                          1998    1999   2000
                                                          -----   -----  -----
Revenues................................................  100.0%  100.0% 100.0%
Cost of revenues........................................   65.5    48.0   47.5
                                                          -----   -----  -----
Gross profit............................................   34.5    52.0   52.5
                                                          -----   -----  -----
Operating expenses:
 Research and development...............................   25.3    13.1   10.2
 Selling, general and administrative....................   35.2    25.2   16.4
 Amortization...........................................   21.0     1.1    0.4
                                                          -----   -----  -----
  Total operating expenses..............................   81.5    39.4   27.0
                                                          -----   -----  -----
Operating income (loss).................................  (47.0)   12.5   25.5
Interest expense (income)...............................   20.9     9.7   (2.5)
Other income............................................   (1.0)   (0.1)    --
                                                          -----   -----  -----
Income (loss) before provision (benefit) for income
  taxes, extraordinary item and cumulative effect of a
  change in accounting principle (net of tax of $924)...  (67.0)    2.9   28.0
Provision (benefit) for income taxes....................    3.0    (5.7)  (0.5)
                                                          -----   -----  -----
Income (loss) before extraordinary item and cumulative
  effect of a change in accounting principle............  (70.0)    8.6   28.5
Extraordinary item (net of tax).........................     --     1.1     --
Cumulative effect of accounting change..................     --      --    1.7
                                                          -----   -----  -----
Net income (loss).......................................  (70.0)    7.5   26.8
Preferred stock dividends...............................    2.5     1.3     --
                                                          -----   -----  -----
Net income (loss) available to common stockholders......  (72.5)%   6.1%  26.8%
                                                          =====   =====  =====

Results of Operations 1998, 1999 and 2000

    Revenues. Our revenues are derived from the sale of our metrology systems, services and spare parts. Our revenues were $20.1 million, $38.1 million and $88.1 million in the years 1998, 1999 and 2000. These changes represent an increase of 89.5% from 1998 to 1999 and an increase of 131.2% from 1999 to 2000. The increase in revenues from 1998 to 1999 was primarily due to the introduction of our new MetaPULSE copper line of products, penetration of our MetaPULSE products into new customers, and the introduction of our new MatrixMetrology line of transparent products. The increase in revenues from 1999 to 2000 was primarily due to increases in unit volume shipments to existing customers and expanded sales of our 300 millimeter and copper products, partially offset by the impact of the new accounting method for revenue recognition. Revenues from customers outside of the United States represented 58.2%, 52.9% and 54.7% of our revenues in 1998, 1999 and 2000. Revenues from customers outside of the United States decreased as a percentage of revenues from 1998 to 1999 as a result of reduced sales to existing customers in Asia due to an economic downturn in a number of Asian countries. We expect that revenues generated from customers outside of the United States will continue to account for a significant percentage of our revenues.

    Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, spare parts cost and the cost associated with our worldwide service support infrastructure. Our gross profit was $6.9 million, $19.8 million and $46.3 million in 1998, 1999 and 2000. These changes represent an increase of 185.8% from 1998 to 1999 and an increase of 133.8% from 1999 to 2000. Our gross profit represented 34.5%, 52.0% and 52.5% of our revenues in 1998, 1999 and 2000. The increase in gross profit margin from 1998 to 1999 resulted from increased revenues covering a larger portion of fixed costs, increased margins on our MetaPULSE and SpectraLASER product lines, as well as the elimination of manufacturing inefficiencies and inventory writedowns that were taken in 1998. The increase in gross profit margin from 1999 to 2000 resulted from improved manufacturing efficiencies, as a result of outsourcing and cycle time reduction initiatives and higher revenues, which cover a larger portion of fixed costs. The increase in gross profit dollars was the result of higher unit sales. There can be no assurances that our outsourcing and cycle time reduction initiatives will be effective or materially increase our gross profit margins.

    Research and Development. Research and development expenditures consist primarily of salaries and related expenses of employees engaged in research, design and development activities. They also include consulting fees, prototype equipment expenses and the cost of related supplies. Our research and development expenditures were, $5.1 million, $5.0 million and $9.0 million in 1998, 1999 and 2000. These changes represent a decrease of 1.8% from 1998 to 1999 and an increase of 80.3% from 1999 to 2000. Research and development expenditures represented 25.3%, 13.1% and 10.2% of revenues in 1998, 1999 and 2000. Research and development costs remained relatively flat from 1998 to 1999. The increase in research and development expenses from 1999 to 2000 resulted from higher personnel costs, parts costs associated with new product development and engineering facilities expansion. We anticipate that our research and development expenses will increase in absolute dollars in the future due to planned increases in personnel, consultants and material costs.

    Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of salaries and related costs for sales, marketing, and general administrative personnel, as well as commissions, royalties for licensed technology and other non-personnel related expenses. Our selling, general and administrative expense was $7.1 million, $9.6 million and $14.5 million in 1998, 1999 and 2000. These changes represent an increase of 35.5% from 1998 to 1999 and an increase of 50.8% from 1999 to 2000. Selling, general and administrative expense represented 35.2%, 25.2% and 16.4% of revenues in 1998, 1999 and 2000. The increase from 1998 to 1999 resulted from higher compensation expense related to personnel and corporate incentive plans, cost associated with establishing a direct sales force in Europe, and increased royalty costs associated with licensed technology. The increase from 1999 to 2000 resulted from increased royalty costs associated with licensed technology and higher personnel related costs.

    Amortization. Amortization expense is related to the core technology and goodwill we acquired from our predecessor company in 1996. Our expense for amortization was $4.2 million, $0.4 million and $0.4 million in 1998, 1999 and 2000. Amortization expense decreased in 1999 because we completed our amortization of acquired technology in 1998.

    Interest Expense (Income). Interest expense was $4.2 million in 1998. In 1999 interest expense, net of interest income of $0.3 million, was $3.7 million. In November 1999, we retired all of our outstanding debt with a portion of the proceeds of our initial public offering. In 2000, interest income was $2.2 million as we invested the net proceeds from our initial public offering.

    Other Income. Included in other income is miscellaneous nonrecurring income resulting from the disposal of capital equipment and several other nonrecurring transactions. Other income was $199,000, $21,000 and $1,000 in 1998, 1999 and 2000.

    Provision (Benefit) for Income Taxes. We use the liability method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Our provision (benefit) for income taxes was a provision of $613,000 in 1998, a benefit of $2.2 million in 1999 and a benefit of $0.4 million in 2000. During 1998 we utilized all of our tax loss carrybacks, while incurring significant losses from operations. Combining these factors with an industry forecast of low growth, we increased the deferred tax valuation allowance for various temporary differences including a net operating loss carryforward. In 1999 and 2000, based on industry and internal forecasts combined with the successful completion of our initial public offering and the reduction of debt, we reduced the deferred tax valuation allowance by $2.3 million and $8.6 million, for certain deferred tax assets that more likely than not would be realized. We computed our effective tax rate for 1998, 1999 and 2000 on prevailing federal and state rates adjusted for increases or decreases in our deferred tax valuation accounts and for current taxes payable or refundable during the carryback period.

    Extraordinary Item. Our extraordinary item in 1999 resulted from the write-off of deferred financing costs related to the early extinguishment of debt in the amount of $427,000, net of tax of $5,000.

    Change in Accounting Principle. Effective January 1, 2000 we changed our method of accounting for revenue recognition in accordance with SAB 101. Previously, we recognized revenue upon the shipment of equipment to customers, which usually preceded installation and final customer acceptance, provided final customer acceptance and collection of the related receivable were probable. Under our new accounting method adopted retroactive to January 1, 2000, we now recognize an allocable portion of revenue at shipment, installation and acceptance in accordance with SAB 101. The cumulative effect of the change on prior years resulted in a charge to income of $1.5 million (net of taxes of $0.9 million), which is included in income for the year ended December 31, 2000. The effect of the change on the year ended December 31, 2000 was to decrease income before the cumulative effect of the accounting change by $1.3 million ($0.09 per basic share, $0.08 per diluted share).

    Preferred Stock Dividends. We accrued cumulative dividends on our 8% preferred stock of $0.5 million in each year from 1998 and 1999. In November 1999, we retired all of our outstanding preferred stock with a portion of the proceeds of our initial public offering and paid all accrued dividends.

Quarterly Results of Operations

    The following tables set forth our unaudited selected quarterly results of operations data for the eight quarters in the period ended December 31, 2000, and such data expressed as percentages of our revenues for the same periods. This information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and, in our management's opinion, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited quarterly results of operations set forth below. Results of operations for any previous quarter are not necessarily indicative of the results to be expected for the entire year or any future period. The quarterly operating results for the periods ended March 31, June 30 and September 30, 2000 have been restated to be in conformity with SAB 101.

                                                                              Three Months Ended
                                                    ----------------------------------------------------------------------------
                                                    Mar. 31, June 30, Sep. 30,  Dec. 31,  Mar. 31,  June 30,  Sep. 30,  Dec. 31,
                                                      1999     1999     1999      1999      2000      2000      2000      2000
                                                    -------- -------- --------  --------  --------  --------  --------  --------
                                                                            (In thousands)
Statement of Operations:
Revenues.........................................    $6,532   $8,638  $10,050   $12,875   $15,842   $19,901   $23,440   $28,924
Cost of revenues.................................     3,229    4,144    4,742     6,186     7,968     9,234    11,512    13,140
                                                     ------   ------  -------   -------   -------   -------   -------   -------
Gross profit.....................................     3,303    4,494    5,308     6,689     7,874    10,667    11,928    15,784
                                                     ------   ------  -------   -------   -------   -------   -------   -------
Operating expenses:
 Research and development........................     1,043    1,054    1,499     1,407     1,741     1,966     2,384     2,931
 Selling, general and administrative.............     1,604    1,933    2,224     3,827     3,077     3,213     3,755     4,418
 Amortization....................................        66       65       66       239        85        85        84        85
                                                     ------   ------  -------   -------   -------   -------   -------   -------
  Total operating expenses.......................     2,713    3,052    3,789     5,473     4,903     5,264     6,223     7,434
                                                     ------   ------  -------   -------   -------   -------   -------   -------
Operating income ................................       590    1,442    1,519     1,216     2,971     5,403     5,705     8,350
Interest expense (income)........................     1,038    1,110    1,149       404      (499)    (545)      (578)     (551)
Other income.....................................        (3)     (26)      (8)       16       --        --        --         (1)
                                                     ------   ------  -------   -------   -------   -------   -------   -------
 Income (loss) before provision (benefit) for
   income taxes, extraordinary item and
   cumulative effect of a change in accounting
   principle.....................................      (445)     358      378       796     3,470     5,948     6,283     8,902
 Provision (benefit) for income taxes............        93      --        28    (2,300)    1,329    (2,564)      729        75
                                                     ------   ------  -------   -------   -------   -------   -------   -------
 Net income (loss) before extraordinary item and
   cumulative effect of a change in accounting
   principle.....................................      (538)     358      350     3,096     2,141     8,512     5,554     8,827
 Extraordinary item..............................       --       --       --        427       --        --        --        --
 Cumulative effect of a change in accounting
   principle (net of tax $924)...................       --       --       --        --      1,458       --        --        --
                                                     ------   ------  -------   -------   -------   -------   -------   -------
 Net income (loss) ..............................      (538)     358      350     2,669       683     8,512     5,554     8,827
 Preferred stock dividends.......................       133      136      154        85       --        --        --        --
                                                     ------   ------  -------   -------   -------   -------   -------   -------
 Net income (loss) available to common
   stockholders..................................    $ (671)  $  222  $   196   $ 2,584   $   683   $ 8,512   $ 5,554   $ 8,827
--------------------------------------------------
                                                     ======   ======  =======   =======   =======   =======   =======   =======

                                                   Three Months Ended
                         ------------------------------------------------------------------------
                         Mar. 31,  June 30, Sep. 30, Dec. 31, Mar. 31, June 30, Sep. 30, Dec. 31,
                           1999      1999     1999     1999     2000     2000     2000     2000
                         --------  -------- -------- -------- -------- -------- -------- --------
As a Percentage of
Revenues:
Revenues................  100.0%    100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues........   49.4      48.0     47.2     48.0     50.3     46.4     49.1     45.4
                          -----     -----    -----    -----    -----    -----    -----    -----
Gross profit............   50.6      52.0     52.8     52.0     49.7     53.6     50.9     54.6
                          -----     -----    -----    -----    -----    -----    -----    -----
Operating expenses:
 Research and
   development..........   16.0      12.2     14.9     10.9     11.0      9.9     10.2     10.1
 Selling, general and
   administrative.......   24.6      22.4     22.1     29.7     19.4     16.1     16.0     15.3
 Amortization...........    1.0       0.8      0.7      1.9      0.5      0.4      0.4      0.3
                          -----     -----    -----    -----    -----    -----    -----    -----
  Total operating
    expenses............   41.6      35.4     37.7     42.5     30.9     26.5     26.6     25.7
                          -----     -----    -----    -----    -----    -----    -----    -----
Operating income........    9.0      16.6     15.1      9.5     18.8     27.1     24.3     28.9
Interest expense
  (income)..............   15.9      12.9     11.4      3.1     (3.1)    (2.7)    (2.5)    (1.9)
Other income............   (0.1)     (0.3)    (0.1)    (0.2)     --       --       --       --
                          -----     -----    -----    -----    -----    -----    -----    -----
 Income (loss) before
   provision (benefit)
   for income taxes,
   extraordinary item
   and cumulative effect
   of a change in
   accounting
   principle............   (6.8)      4.0      3.8      6.2     21.9     29.9     26.8     30.8
 Provision (benefit) for
   income taxes.........    1.4       --       0.3    (17.9)     8.4    (12.9)     3.1      0.3
                          -----     -----    -----    -----    -----    -----    -----    -----
 Net income (loss)
   before extraordinary
   item and cumulative
   effect of a change in
   accounting
   principle............   (8.2)      4.0      3.5     24.1     13.5     42.8     23.7     30.5
 Extraordinary item.....    --        --       --       3.3      --       --       --       --
 Cumulative effect of a
   change in
   accounting
   principle............    --        --       --       --       9.2      --       --       --
                          -----     -----    -----    -----    -----    -----    -----    -----
 Net income (loss)......   (8.2)      4.0      3.5     20.8      4.3     42.8     23.7     30.5
 Preferred stock
   dividends............    2.0       1.6      1.5      0.7      --       --       --       --
                          -----     -----    -----    -----    -----    -----    -----    -----
 Net income (loss)
   available to common
   stockholders.........  (10.2)%     2.4%     2.0%    20.1%     4.3%    42.8%    23.7%    30.5%
                          =====     =====    =====    =====    =====    =====    =====    =====

    Our operating results have historically been subject to significant quarterly and annual fluctuations. We anticipate that factors affecting our future operating results will include the timing of significant orders, the timing of new product announcements and releases by us or our competitors, patterns of capital spending by customers, market acceptance of new and enhanced versions of our products, changes in pricing by us or in our industry or the markets served by our customers. In addition, the timing and level of our research and development expenditures could cause quarterly results to fluctuate. We derive a substantial portion of our annual revenues from the sales of a relatively small number of process control metrology systems. Our revenues and operating results for a period may be affected by the timing of orders received or orders shipped during a period. See "Risk Factors--Our largest customers account for a significant portion of our revenues, and our revenues would significantly decline if one or more of these customers were to purchase significantly fewer of our systems or they delayed or cancelled a large order."

    Selling, general and administrative expenses in the fourth quarter of 1999 increased due to a charge of $1.0 million related to the accelerated vesting of options granted in July 1999. In the fourth quarter of 1999 and in the second, third and fourth quarters of 2000, we recorded a tax benefit in connection with the reversal of the deferred tax asset valuation allowance.

    In the fourth quarter of 1999, we also completed our initial public offering. A portion of the proceeds were used to retire all outstanding debt and preferred stock. As a result, interest expense and preferred stock dividends are no longer accrued.

    Effective January 1, 2000, we changed our method of accounting for revenue recognition in accordance with SAB 101. As a result, we recorded the cumulative effect of the accounting change of $1.5 million in the first quarter of 2000.

Liquidity and Capital Resources

    From the purchase of our predecessor company in 1996 through November 1999, we financed our operations from internally generated funds, sales of equity, and both a revolving credit facility and long-term loans with a related party. In November 1999, we completed an initial public offering and retired all of our outstanding debt and preferred stock, leaving proceeds to us of approximately $35.7 million. Our principal liquidity requirements are the financing of working capital, inventories and capital expenditures.

    Net cash used in operating activities was $6.9 million, $0.7 million and $4.6 million in 1998, 1999 and 2000. The decrease in cash used by operating activities from 1998 to 1999 was due primarily to a decrease in our net losses, offset by the cash impact of an increase in accounts receivable due to increased sales volume. The increase from 1999 and 2000 is primarily the result of having to fund an increase in accounts receivable of $17.8 million and an increase in inventories of $12.4 million, offset by net income of $23.6 million.

    Net cash used in investing activities was $0.9 million, $1.0 million and $1.4 million in 1998, 1999 and 2000. Capital expenditures for 1998 and 1999 were primarily used to establish our new manufacturing and customer training facility in New Jersey. Capital expenditures for 2000 were primarily used for the purchase and installation of enterprise resource planning software, related computer equipment necessary for our operations and costs associated with renovations to our corporate headquarters. Capital expenditures over the next twelve months are expected to be approximately $2.5 million.

    Net cash provided by financing activities was $8.0 million, $36.3 million and $0.7 million in 1998, 1999 and 2000. In 1998, net cash provided by financing activities was principally provided by loans and an equity transaction discussed below.

    In July 1998, we issued 4,115,021 shares of Class A common stock and Class B common stock with proceeds of $3.0 million. The shares of common stock were offered to our existing stockholders in a private transaction. The proceeds from the issuance of the capital stock were used for general corporate purposes.

    In November 1998, we issued a junior subordinated note in the principal amount of $7.0 million, of which we had been advanced a total of $6.4 million. The unpaid principal amount of the junior subordinated note bears interest at an annual rate of 14.0%.

    In November 1999, we completed the initial public offering of 5,520,000 shares of our common stock at $16.00 per share. Net proceeds to us after the underwriting discount and other fees amounted to $80.8 million. We used a portion of these funds to retire all outstanding long-term debt and repay outstanding preferred stock in the amount of $7.1 million, including accrued dividends of $1.7 million.

    In 2000, net cash provided by financing activities equaled the cash proceeds received by us when our employees exercised stock options and participated in the employee stock purchase plan.

    We believe that our cash and cash equivalents and cash flow from operations, will be adequate to meet our anticipated cash needs for working capital and capital expenditures needs for at least the next twelve months. After that time, we may require additional equity or debt financing to address our working capital, capital equipment, or expansion needs. In addition, any significant acquisitions by us may require additional equity or debt financing to fund the purchase price, if paid in cash. There can be no assurance that additional funding will be available when required or that it will be available on terms acceptable to us.

Quantitative and Qualitative Disclosures about Market Risk

 Interest Rate Risk

    Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We place our investments with high credit quality issuers and by policy, are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. As of December 31, 2000, our investments consisted primarily of commercial paper that matures in less than three months.

 Foreign Currency Risk

    We do not use foreign currency forward exchange contracts or purchase currency options to hedge local currency cash flows or for trading purposes. All sales arrangements with international customers are denominated in U.S. dollars. We have branch operations in Taiwan, Singapore, and Korea and a subsidiary in Europe, which are subject to currency fluctuations. These foreign branches are limited in their operations and level of investment so that the risk of currency fluctuations is not expected to be material.

Impact of Recent Accounting Pronouncements

    During June 1998, as amended in July 1999 for Statement No. 137, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Investments and Hedging Activities," known as SFAS 133. Based on our current operations, we have concluded that the future adoption of SFAS 133 will have no impact on our operations or financial position.

                                    BUSINESS

Overview

    We are a worldwide leader in the design, development, manufacture and support of process control metrology systems used in semiconductor device manufacturing. Our proprietary systems measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits, enabling semiconductor device manufacturers to improve yields and reduce overall production costs. We provide our customers with a full-fab metrology solution by offering families of systems that meet their transparent and opaque thin film measurement needs in various applications across the fabrication process. Our two primary families of metrology solutions offer leading-edge metrology technology, flexible systems cost-effectively designed for specific manufacturing applications and a common production-worthy automation platform, all backed by worldwide support.

    Our objective is to be the premier worldwide provider of thin film metrology systems to semiconductor device manufacturers. To extend our technology leadership position, we intend to continue to invest in research and development. In addition, we plan to focus our resources, including our global support network, on understanding the needs of leading semiconductor device manufacturers in order to best position ourselves to be the system of choice when device manufacturers and foundries upgrade their fabrication techniques in response to advances in semiconductor technology. We also intend to leverage our technical heritage and extensive thin film measurement expertise to expand our customer relationships and to continue to develop complementary metrology applications.

    Since 1940, our technological leadership has earned us a reputation for metrology excellence, and we believe that we have the largest installed base of ellipsometers in the world. Our customers include most major semiconductor device manufacturers worldwide, including Intel, AMD, Chartered Semiconductor, Fujitsu, Hyundai, IBM, Lucent, Philips, Samsung, STMicroelectronics, Texas Instruments, TSMC, Toshiba and UMC.

Industry Background

 Growth of the Semiconductor Market

    The semiconductor industry has experienced significant growth over the past decade. The Semiconductor Industry Association estimates that despite year-to-year fluctuations, worldwide semiconductor sales will increase from approximately $149 billion in 1999 to approximately $312 billion in 2003. This increase in demand is driven by growth in markets for semiconductors such as data processing, including personal computers, and telecommunications, especially wireless communications. The explosive growth of Internet usage and the proliferation of advanced consumer electronic products have also increased demand, and have made semiconductors virtually ubiquitous in most electronic products.

 The Semiconductor Device Manufacturing Process

    Semiconductor integrated circuits, commonly called ICs or chips, consist of components, typically transistors, along with interconnect circuitry that connects the components. ICs are manufactured on silicon bases called wafers, which are processed through a series of machines where they are ground smooth and chemically polished. They then become the starting material for fabrication, the central process in manufacturing integrated circuits.

    Fabrication involves several complex and repetitive processing steps, including diffusion, photolithography, deposition, etching, chemical mechanical planarization, or CMP, and ion implantation, during which numerous copies of an integrated circuit are formed on a single wafer. These processes are constantly monitored and wafers are measured at each step to ensure that chips are fabricated to exacting specifications in a cost-effective manner. The fabrication process typically creates eight to 30 very thin patterned layers on each wafer, which are then cut into individual chips or die.

    Initially, a wafer is pre-cleaned using high-purity, low-particle chemicals and then heated and exposed to ultra-pure oxygen in diffusion furnaces under carefully controlled conditions. This diffusion process forms a silicon dioxide film of uniform thickness on the surface of the wafer. The wafer is then subjected to deposition, a process in which very thin films of either electrically insulating or electrically conductive material are deposited on its surface. Insulating films, or dielectrics, are primarily transparent, while conductive films are primarily opaque. The three principal methods of deposition are chemical vapor deposition, or CVD, physical vapor deposition, or PVD, and electrofill. Deposition of multiple layers of thin films creates electrically active regions in the wafer and on its surface. Depending on the specific design of an integrated circuit, film thickness will vary and different numbers of layers and film types will be utilized to achieve a targeted performance level.

    The deposition of these film layers occurs in series with other processes that create circuit patterns, remove portions of film layers, implant electrically charged ions and perform other functions such as heat treatment, measurement and inspection. Photolithography, for example, is used to create circuit patterns on the face of the wafer. A light-sensitive film, called photoresist, is applied to the wafer, which is exposed to intense light. The wafer is then "developed" when the exposed photoresist is removed to expose newly created circuit patterns.

    The developed wafer may be exposed to a chemical solution or plasma so that areas not covered by the hardened photoresist are etched away. This etching process selectively removes material from the surface of the wafer to create device structures. To meet the processing challenges posed by new materials such as copper, manufacturers are increasingly using a new process step, CMP, in place of etching. CMP removes uneven film material from the wafer, creating an extremely flat surface for the patterning of subsequent film layers. The wafer can also be subjected to an ion implantation process, in which electrically charged ions are introduced into selected areas on the wafer to alter the electrical characteristics of the resulting device.

    This series of processes is repeated several times until the last layer of structures on the wafer is completed. After completion of the last layer, a passivation coating is applied to protect the circuit from damage and contamination. Openings are etched in this film to allow access to the top layer of metal by electrical probes and wire bonds. The functionality of each chip on the wafer is then inspected and tested before shipment.

 Rising Demand for Process Control Metrology Systems

    Process control metrology is used by semiconductor device manufacturers to analyze product and process quality at critical steps in the integrated circuit manufacturing process in order to identify, diagnose and minimize fabrication defects. Dataquest, a technology research firm, estimates that sales of process control metrology systems and tools will increase at a compound annual growth rate of 36.7%, from approximately $1.9 billion in 1999 to approximately $4.8 billion in 2002.

    The semiconductor device manufacturing industry is experiencing several trends that are increasing the demand for process control metrology systems and heightening the need for metrology technology that can deliver a higher degree of accuracy and repeatability:

    Transition to Copper. Copper metal layers are increasingly replacing aluminum as the interconnect of choice for advanced integrated circuits. While copper has greater performance potential than aluminum, its use requires new challenging processing methodologies.

    Migration to 300 Millimeter Wafers. The migration to larger wafer sizes, 200 millimeter wafers today and moving to 300 millimeters, scales the rate at which semiconductor device manufacturers can produce integrated circuits, also known as throughput, by vastly increasing the number of die per wafer. Nevertheless, processing larger wafers both expands the complexity of manufacturing and increases the cost of manufacturing process mistakes.

    Development of Smaller Feature Geometries. The development of smaller feature geometries, 0.18 micron and below, enables device manufacturers to produce greater numbers of integrated circuits, or die, per wafer. Yet as geometry linewidths decrease, manufacturing yields become increasingly sensitive to the magnitude of processing defects.

    Introduction of Chemical Mechanical Planarization. The introduction of new manufacturing processes, such as CMP in place of etch, is increasing the complexity of some processing steps, heightening the need for more accurate measurement and process control.

    Transition to New Dielectrics. Semiconductor device manufacturers are utilizing new materials such as low-k and high-k dielectrics to improve device performance. Both memory and logic device manufacturers are requiring new metrology solutions to help control the electrical capacitance of these advanced transparent films.

    Shortening of Product Life Cycles. The product life cycles of semiconductor devices continues to shorten, making the early achievement of high manufacturing yields critical to device manufacturers' profitability. The maximization of yields, or the number of good die per wafer, requires the use of metrology across the fab to ensure that manufacturing processes are accurate and can be repeated on a consistent basis without a disqualifying level of defects, known as repeatability.

 Traditional Process Control Metrology Systems and Their Limitations

    Metal and Opaque Thin Film Metrology Systems. Traditional process control metrology systems for measuring metal and other opaque thin films can generally be divided into contact and non-contact techniques. Contact techniques include:

  . four-point probes, which are instruments that measure the resistivity of thin films by contacting the film with four closely spaced metal probes;

  . sectioning technologies, which analyze samples made by cutting the wafer for measurement; and

  . profilometry, in which a stylus is scanned over the surface of a test wafer.

Existing non-contact, non-destructive metal and opaque metrology techniques include surface acoustic and x-ray technologies.

    Traditional metrology systems utilizing these technologies have had limited success meeting the accuracy and repeatability demands of new manufacturing processes such as CMP and new materials such as copper. The efficacy of these systems is further strained by the ever shrinking feature sizes and geometries of integrated circuits. In addition, while semiconductors composed of multi-layer film stacks are becoming increasingly common, existing metrology systems are generally incapable of simultaneously measuring more than two layers in these stacks.

    Finally, the industry is moving away from using contact techniques, which require the use of non-productive test wafers, toward using non-contact techniques to measure product wafers. The transition to measuring product wafers is being driven by manufacturers' inability to adequately control the manufacturing process using test wafers alone as well as the costs associated with the processing and destruction of test wafers.

    Transparent Thin Film Metrology Systems. The most widely used technologies to measure the thickness and properties of transparent thin films have been reflection spectrometry and ellipsometry. Reflection spectrometers, or reflectometers, use software algorithms to analyze the wavelength of light reflected from the surface of a wafer after the light has passed through one or more transparent films. Ellipsometers measure the change of polarization of reflected light from the surface of a wafer.

    Both ellipsometry and reflection spectrometry suffer from accuracy and efficiency problems analogous to those posed for metal and opaque metrology systems. In the case of transparent thin films these problems are exacerbated by the fact that recent generations of film deposition tools are depositing several films at one time, requiring measurements of stacked multi-layer films. However, in most applications reflectometers are more suitable for measuring thicker films whereas ellipsometers are more suitable for measuring very thin films. Thus, neither system alone generates sufficient data to simultaneously determine the thicknesses and other properties of film stacks with the precision and repeatability device manufacturers demand.

The Rudolph Full-Fab Solution

    Our proprietary systems non-destructively measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits, enabling semiconductor device manufacturers to increase yields and lower overall production costs. We provide our customers with a flexible full-fab metrology solution by offering families of systems that meet their transparent and opaque thin film measurement needs in various applications across the fabrication process. Our two primary families of metrology solutions offer leading-edge metrology technology, flexible systems cost-effectively designed for specific manufacturing applications and a common production-worthy automation platform, all backed by worldwide support.

    We design our systems with the flexibility to allow our customers to mix and match tools both within and across our product lines to provide cost-effective solutions that meet their specific manufacturing applications. Our primary transparent and opaque thin film measurement systems are all built on our production-worthy Vanguard common automation platform, which has been in production since the spring of 1997. The Vanguard platform, which provides a common software system, user interface, and hardware base for our systems, received the Editor's Choice Award for Best Product by Semiconductor International in 1998. We also provide our customers with direct service and application support worldwide, which is dedicated to ensuring tool uptime and promoting additional applications for our solutions across the fab.

    Metal and Opaque Thin Film Measurement Solutions. Our MetaPULSE family of metrology systems incorporates our proprietary technology for optical acoustic metrology, which allows customers to simultaneously measure the thickness and other properties of up to six metal or other opaque film layers in a non-contact manner on product wafers. By minimizing the need for test wafers, MetaPULSE enables our customers to achieve significant cost savings. We believe that we currently offer the only systems that can non-destructively measure up to six metal film layers with the degree of accuracy semiconductor device manufacturers demand.

    Our MetaPULSE systems use ultra-fast lasers to generate sound waves that pass down through a stack of metal or opaque films such as copper and aluminum, sending back to the surface an echo which is detected and analyzed. These systems precisely measure the films with Angstrom accuracy and sub-Angstrom repeatability at high throughputs. This accuracy and repeatability is critical to semiconductor device manufacturers' ability to achieve higher manufacturing yields with the latest fabrication processes.

    In addition to measuring thickness, MetaPULSE systems provide critical information about the properties of a film stack, such as detection of missing layers during deposition, which is not available from traditional single-layer test wafer metrology. We therefore believe that MetaPULSE offers significant cost and performance advantages to customers depositing multi-layer film stacks. As the industry moves toward the widespread adoption of copper metalization, we believe that MetaPULSE systems will become even more widely used to control device process parameters.

    Transparent Film Measurement Solutions. Our SpectraLASER line of transparent film metrology systems provides precise and repeatable measurements of an ever-increasing library of new thin films by incorporating our proprietary and patented ellipsometer technology. Our patented technology, which uses four lasers operating simultaneously at multiple angles and wavelengths, provides our systems with an inherently stable design, significantly improving the repeatability of the original manufacturing process. In addition, our use of long life solid state lasers rather than the traditional white light sources of competitive systems reduces maintenance costs and minimizes the cost and time required to re-qualify a light source when it is replaced. SpectraLASER systems can also incorporate reflectometry technology, which is often more suitable for measuring thicker films. The addition of reflectometry technology to our SpectraLASER systems allows simultaneous measurement using both technologies, addressing a trend in the industry to use film stacks composed of an increasing number of layers of different films without compromising throughput in the fab.

    To complement our SpectraLASER family of transparent film metrology systems, we have developed our MatrixMetrology family of systems, which we introduced in September 1999 at the Semicon Taiwan industry conference. These systems incorporate advanced ellipsometry and reflectometry technologies. Each model is specifically configured in its hardware and software architecture to provide an optimized metrology solution for a specific semiconductor process application, such as CMP, diffusion or etch. Our MatrixMetrology line, when combined with our existing families of metrology systems, is designed to provide customers with a flexible full-fab line of metrology solutions for transparent and opaque thin films, all built on our award-winning Vanguard automation platform.

Strategy

    Our objective is to be the premier worldwide provider of advanced thin film measurement metrology solutions for the semiconductor device manufacturing industry. Key elements of this strategy include:

    Extend Technology Leadership. We believe that our proprietary technology and our extensive metrology expertise provide us with a technological advantage over competing thin film metrology system manufacturers. We further believe that technical innovation will continue to be one of the leading drivers for market acceptance of new metrology systems in an industry characterized by rapid product life cycles and continuous semiconductor performance gains. Accordingly, we intend to continue to invest in research and development to extend our technology leadership position. As of December 31, 2000, we had 25 holders of Ph.D. degrees and 11 holders of M.S. degrees on our 83-member development staff. In addition, we maintain a close relationship with Brown University, which we use to leverage our technology development efforts. We may also acquire complementary technologies and form new strategic alliances to further expand our technology expertise.

    Focus on Understanding the Needs of Leading Semiconductor Device Manufacturers. We intend to maintain our emphasis on the needs of leading semiconductor device manufacturers. We focus our resources on understanding selected customers through close technical relationships at the operating and management levels. We believe this strategy provides us with a first-mover advantage in developing and qualifying products at each technology inflection point when our customers alter their fabrication techniques in response to advances in semiconductor technology. Due to the high costs of technical modifications and production line downtime, semiconductor device manufacturers are reluctant to switch to competing vendors' technologies during the life of a production line, which underscores the importance of being selected for next-generation products. Further, the selection of our systems by recognized industry leaders is an endorsement which enhances our ability to market our metrology systems to a broader set of semiconductor device manufacturers.

    Increase Sales to Existing Customers. We intend to continue to develop and expand our extensive customer relationships in order to increase sales of new systems. Tracing our technical heritage to 1940, we have developed a long-standing reputation for technological leadership as a global producer of highly accurate and reliable systems. We believe that we have the largest installed base of ellipsometers in the world, and that our ellipsometry metrology systems are used by most major semiconductor device manufacturers. Our access to such a wide base of current customers and our brand-name recognition provide an opportunity for increased sales of additional systems to our customers without the extensive efforts that would otherwise be required when approaching new customers.

    Seek Opportunities for Strategic Alliances and Joint Development Arrangements. We expect to continue to strengthen our existing customer relationships by seeking opportunities for strategic alliances and joint development arrangements with our customers. Our customers include virtually all of the leading semiconductor device manufacturers with their world-class research and development organizations. We believe that we can significantly leverage our resources in this area through alliances with these customers. Further, we believe that pursuing joint development arrangements with these leading manufacturers will provide us with critical insight into semiconductor industry trends, and could lead to the development of new systems with broad market appeal.

    Develop Complementary Metrology Applications. We plan to leverage our extensive thin film measurement expertise to develop complementary metrology applications. The addition of complementary product offerings will enhance our ability to provide a full-fab solution for a variety of metrology applications. We have, for example, built upon our dominance in metrology used for the diffusion process to develop our MatrixMetrology line of systems optimized for the CMP, diffusion and etch processes. In addition, we have applied our technology for the semiconductor device manufacturing process to develop applications for the magnetic storage industry, such as measuring the thin films applied during the manufacture of hard disk drive storage heads. The modular architecture of the Vanguard platform is designed to enable incorporation of new applications with our current systems in a rapid and cost-effective manner, thereby decreasing downtime and increasing productivity of our customers.

    Capitalize on Our Global Customer Support Network. We presently maintain a worldwide network of sales, service, and applications centers with a highly trained technical and commercial support staff. We intend to continue to invest in this worldwide customer support network. This network, combined with our core team of product technical specialists in New Jersey, has led to our receiving the top ranking among our thin film metrology competitors for the past six years in the annual VLSI Customer Satisfaction Survey. We will continue to provide our customers with dedicated, comprehensive support before, during and after the sale of our systems.

Technology

    We believe that our expertise in engineering, research and development enables us to rapidly develop new technologies and products in response to emerging industry trends. The breadth of our technology enables us to offer our customers a combination of measurement technologies, which we believe is critical for today's advanced thin film metrology applications.

    Optical Acoustics. Optical acoustic metrology involves the use of ultra-fast laser induced sonar for metal and opaque thin film measurement. This technology sends ultrasonic waves into multi-layer opaque films, then analyzes the resulting echoes to determine the thickness of each individual layer simultaneously. The echo's amplitude and phase can be used to detect film properties, missing layers and interlayer problems. Since different phenomena affect amplitude and phase uniquely, a variety of interlayer problems can be detected and measured.

    The use of optical acoustics to measure multi-layer metal and opaque films was pioneered by scientists at Brown University in collaboration with us. The proprietary optical acoustic technology in our MetaPULSE systems measures the thickness of single or multi-layer opaque films ranging from less than 20 Angstroms to greater than five microns. It provides these measurements at a rate of 60 wafers per hour with one to two percent accuracy and 0.5% repeatability. Our optical acoustic technology also enables our MetaPULSE systems to measure film properties on product wafers at existing test sites by using small measurement spots of only ten microns in combination with pattern recognition software algorithms.

    Ellipsometry. Ellipsometry is a non-contact, non-destructive optical technique for transparent thin film measurement. When a surface or interface is struck by polarized light, ellipsometers measure the change in the reflected light's polarization. By measuring at multiple wavelengths, an ellipsometer can determine multiple properties of transparent films. The combination of multiple angles of incidence and multiple wavelength ellipsometry also allows accurate and reliable measurement across a wide range of thicknesses and a wide variety of films and film stacks.

    Since 1977, when we introduced our AutoEL, the industry's first production-oriented, microprocessor-based ellipsometer, we have been an industry leader in ellipsometry technology. We hold patents on several ellipsometry technologies developed by our engineers, including our proprietary technique which uses four lasers for multiple angle of incidence, multiple wavelength ellipsometry. Incorporating this proprietary technology, our SpectraLASER systems provide the accuracy and analytical power of research-grade spectroscopic ellipsometers together with the high throughput required for production applications.

    Reflectometry. For applications requiring broader spectrum coverage, some ellipsometry tools are also equipped with a reflectometer. Reflectometry uses white light to determine the properties of transparent thin films by analyzing the wavelength of light reflected from the surface of a wafer. This light is analyzed with software algorithms to determine film thickness and, in some cases, other material properties of the measured film. Reflectometry is often more suitable for measuring thicker films, whereas ellipsometry is often more suitable for measuring very thin films. Thus, neither system alone is capable of accurate and reliable measurements over the full range of film thickness.

    Using state-of-the-art deep ultraviolet reflectometers along with our proprietary ellipsometry tools, our SpectraLASER systems have the ability to simultaneously measure the thickness and optical properties of films ranging in thickness from 20 Angstroms to several microns. Our MatrixMetrology systems will also incorporate next-generation reflectometry technology to enhance their metrology performance in a broad range of semiconductor device manufacturing applications.

Products

    Our thin film measurement systems are non-contact, non-destructive metrology systems capable of measuring thin film properties across the wafer with a high degree of precision and repeatability. Our thin film measurement solutions consist of five product families, three of which are built on our Vanguard automation platform. In 1977, we introduced the industry's first production-oriented, microprocessor-based ellipsometer, the AutoEL. As semiconductor device manufacturing technology continued to advance rapidly, we developed our second product family, the FOCUS ellipsometer. More recently, we introduced additional product families, the SpectraLASER family of transparent thin film measurement systems and the MetaPULSE family of systems for measuring metal and other opaque films. At the Semicon Taiwan industry conference in September 1999, we introduced our new line of MatrixMetrology systems optimized for the CMP, diffusion and etch processes. All of our SpectraLASER, MetaPULSE and MatrixMetrology systems will be produced on our common Vanguard automation platform. Finally, at the Semicon West industry conference in July 2000, we introduced two new integrated metrology tools for opaque and transparent films. Our i-MP and i-SL tools extend our proprietary technologies to real time integrated process monitoring across the fab. We have not begun commercial shipments of our i-MP and i-SL systems.

    The following table summarizes various features of our principal products:

                     Year of
   Product Line    Introduction  Principal Applications        Price Range
-----------------  ------------ ------------------------- ---------------------
MetaPULSE Systems      1997                               $900,000-$1.6 million
  MetaPULSE 200
    (five models)               Deposition, CMP, CVD, PVD
  MetaPULSE 300
    (five models)               Deposition, CMP, CVD, PVD
SpectraLASER
  Systems              1997                               $350,000-$900,000
  SpectraLASER                  CMP, Diffusion, CVD, PVD,
    200 (four                    Lithography, Etch
    models)
  SpectraLASER                  CMP, Diffusion, CVD, PVD,
    300 (four                    Lithography, Etch
    models)
MatrixMetrology
  Systems              1999                               $400,000-$1.0 million
  MatrixMetrology
    S200 CMP                    CMP
  MatrixMetrology
    S200 Etch                   Etch
  MatrixMetrology
    S200
    Diffusion                   Diffusion
  MatrixMetrology
    S300 CMP                    CMP
  MatrixMetrology
    S300 Etch                   Etch
  MatrixMetrology
    S300
    Diffusion                   Diffusion

                     Year of
  Product Line     Introduction    Principal Applications        Price Range
----------------   ------------   -------------------------   -----------------
FOCUS Series           1991                                   $200,000-$600,000
  FOCUS FE III                    Diffusion, Etch, CMP, CVD
  FOCUS FE VII                    Diffusion, Etch, CMP, CVD
  CALIBER 300                     Diffusion, Etch, CMP, CVD
AutoEL Series          1977                                   $20,000-$100,000
  AutoEL III
    Ellipsometer                  Diffusion, Thin Films
  AutoEL IV
    Ellipsometer                  Diffusion, Thin Films

 MetaPULSE

    Our MetaPULSE product family uses non-destructive optical acoustic technology to simultaneously measure up to six layers of metal or other opaque thin films with a broad range of thicknesses. Because it requires only a ten micron measurement spot, MetaPULSE is able to deliver reliable measurement on existing test spots on product wafers, reducing the cost associated with using test wafers. MetaPULSE can also detect many problems and film properties that remain invisible to traditional single-layer metrology systems. As of December 31, 2000 we have sold or received orders for over 100 MetaPULSE systems worldwide, including some that have been deployed in copper interconnect production applications.

    MetaPULSE 200. Our MetaPULSE 200 system is the first production metal and opaque thin film metrology system that simultaneously measures up to six layers in a multi-layer metal film stack while providing early detection of problems due to missing layers, poor adhesion and interlayer reaction and the roughness of top and buried layers. It delivers the Angstrom accuracy and sub-Angstrom repeatability demanded by semiconductor device manufacturers at high throughput of up to 60 product wafers per hour.

    MetaPULSE 300. Our MetaPULSE 300 incorporates all of the features of our MetaPULSE 200 system and is configured to measure 300 millimeter product wafers.

 SpectraLASER

    Our SpectraLASER family of transparent thin film measurement systems incorporates our proprietary ellipsometry techniques, which uses multiple angle of incidence, multiple wavelength ellipsometry to deliver the accuracy and analytical power of research-grade spectroscopic ellipsometers with the high throughput required for production applications. SpectraLASER's four-laser array provides ellipsometry at wavelengths across the spectrum from deep blue to near infrared, a broader range of wavelengths than most competitive systems. These features give our SpectraLASER systems the analytical power to quickly and easily characterize new processes, solve film metrology problems and qualify new process tools. Our SpectraLASER systems combine these ellipsometry technologies with a deep ultraviolet reflectometer, enabling them to measure a broader range of film thicknesses and enhancing their ability to handle current and future generation lithography applications.

    The laser light sources employed by our SpectraLASER systems allow them to provide repeatable measurements for powerful transparent film process control. Intense laser light allows fast, small-spot measurements on product wafers in CMP, CVD, diffusion, lithography and etch applications. Unlike the white light sources used in many competing products, which begin to degrade in weeks and require lamp changes every few months, the solid state lasers in our SpectraLASER systems deliver stable light output for two to three years. In addition, because a laser light source is preconfigured to emit light at a particular wavelength, users of our SpectraLASER systems need not undergo a lengthy recalibration process each time they replace a light source.

    SpectraLASER 200. Our SpectraLASER 200 simultaneously emits laser light at multiple wavelengths and uses multiple angles of incidence for data acquisition, measuring a spectrum of optical properties at each wavelength. The SpectraLASER 200 accepts 100 millimeter and 200 millimeter wafers at throughput of up to 100 wafers per hour.

    SpectraLASER 300. Our SpectraLASER 300 incorporates all of the features of our SpectraLASER 200 product, and accepts 200 millimeter and 300 millimeter cassettes or 300 millimeter pod loaders at throughput of up to 80 wafers per hour.

 MatrixMetrology Systems

    Our MatrixMetrology systems enhance our full-fab solution and allow our customers to mix and match technologies to fit their production needs. We offer several specialized MatrixMetrology systems designed for use in specific semiconductor device manufacturing applications. These MatrixMetrology systems include:

    MatrixMetrology S200 CMP. Our MatrixMetrology S200 CMP system, designed for use in the CMP phase of the semiconductor device manufacturing process, offers a high throughput 120 wafer-per-hour visible reflectometer and a 110 wafer-per-hour long life helium neon gas laser ellipsometer.

    MatrixMetrology S200 Etch. Our MatrixMetrology S200 Etch system, designed for use in the etch phase of the semiconductor device manufacturing process, has all of the features of the S200 CMP product, and also provides customers with a 780 nanometer ellipsometer.

    MatrixMetrology S200 Diffusion. Our MatrixMetrology S200 Diffusion system, designed for use in the diffusion phase of the semiconductor device manufacturing process, has all of the features of our S200 Etch and S200 CMP systems, along with a 458 nanometer ellipsometer and a deep ultraviolet 190-470 nanometer reflectometer.

    MatrixMetrology S300 CMP, Etch and Diffusion. Our MatrixMetrology S300 CMP, Etch and Diffusion systems incorporates all of the features of our MatrixMetrology S200 CMP, Etch and Diffusion systems and is configured to measure 300 millimeter product wafers.

 Vanguard Automation Platform

    Our Vanguard automation platform provides a common hardware, software and automation system for our MetaPULSE, SpectraLASER and MatrixMetrology families. The modular nature of the Vanguard platform enables our customers to upgrade their MetaPULSE, SpectraLASER and MatrixMetrology systems and integrate new applications into their existing systems in a rapid and cost-effective manner. By using the same Vanguard platform, our customers can minimize the amount of equipment configuration and employee training required to modify their metrology systems in response to changing production demands.

 FOCUS Series

    In the early 1990s, semiconductor manufacturing technology advanced rapidly with the proliferation of 200 millimeter wafers and line widths under one micron. In response to this industry trend, we introduced the FOCUS ellipsometer family. Based on our patented Focused Beam measurement technology, our FOCUS series of ellipsometers offered increased repeatability and accuracy as well as a greater degree of automation and cleanliness for our customers. We believe that the ability to handle complex applications has made our FOCUS ellipsometers an industry standard in film thickness metrology.

    FOCUS FE III. Our FOCUS FE III system provides a low cost 100 to 200 millimeters automated ellipsometer using our dual wavelength Focused Beam technology. It directly measures sample wafers with a small spot at multiple angles of incidence.

    FOCUS FE VII. Our FOCUS FE VII system is designed for high volume, sub-micron device manufacturing requiring superior film thickness and index of refraction measurements in diffusion, etch, CMP and CVD applications. Using the same type of Focused Beam technology as the FOCUS FE III, our FOCUS FE VII can provide accurate results for both film composition and film thickness.

    CALIBER 300. Our Caliber 300 was one of the first commercial, production-oriented ellipsometers to measure 300 millimeter wafers. Caliber 300 combines our patented Focused Beam technology with an ultra-fast wafer handler.

 AutoEL Series

    In 1977, our predecessor company developed the industry's first production-oriented, microprocessor-based ellipsometer, the AutoEL. Our AutoEL series of ellipsometers offers customers a fully automated desktop solution with long-term repeatability and thin film precision. Using our proprietary Ellipto MAP software, the AutoEL family of ellipsometers can display maps of film thickness, refractive index and absorption, as well as the optical constants of bare substrates. Film thicknesses and refractive index data points measured and calculated by the AutoEL can be automatically downloaded to a personal computer where the data can be displayed immediately or stored on a disk for off-line processing.

    AutoEL III Ellipsometer. Our AutoEL III family of ellipsometers provides low-cost tabletop automatic tools for routine measurements of thickness and index. Its operating wavelength is 633 nanometers.

    AutoEL IV Ellipsometer. Our AutoEL IV ellipsometers have the same specifications as our AutoEL III and operate at wavelengths of 405 nanometers, 546 nanometers and 633 nanometers.

Customers and End Users

    We sell our products worldwide to over 100 semiconductor device manufacturers, including both independent semiconductor device manufacturers and foundries throughout the world. We seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with superior service and support. In each of the years from 1995 through 2000, we received the number one ranking among our competitors in the annual VLSI Customer Satisfaction Survey. Customers and end users from which we have received a total of at least $1.0 million in revenues since January 1, 1997 include:

   Advanced
     Micro
     Devices        Intel     Philips+           Texas Instruments
   Anam             LSI Logic Powerchip          Toshiba*
   Applied
     Materials      Lucent    STMicroelectronics TSMC
   Chartered
     Semiconductor  Macronix  Samsung            UMC
   Fujitsu*         Motorola  Seagate            Winbond Electronics
   Hitachi
     Nippon
     Steel          NEC*      Siemens+           Worldwide Semiconductor
   IBM              Novellus

  * We sell our products to these end users through our exclusive distributor in Japan through TEL.
  + Historically, we sold our products to these end users through our distributor in Europe. Currently, we sell our products directly to customers in Europe.

    We believe that our top customers and end users are among the fastest growing manufacturers in the semiconductor device industry. In addition, we have a diverse customer and end user base in terms of both geographic location and type of semiconductor device manufactured. Our customers and end users are located in 24 different countries.

    As part of our strategy of developing complementary metrology applications for our systems, we have built on our technology for the semiconductor device manufacturing process to develop applications for the magnetic storage industry. Our customers include Seagate Technology and other leading magnetic storage device manufacturers.

    We depend on a relatively small number of customers and end users for a large percentage of our revenues. In 1998, 1999 and 2000, sales to customers and end users that individually represented at least five percent of our revenues accounted for 43.2%, 49.3% and 27.8% of our revenues. In 1998, sales to Intel and

Advanced Micro Devices accounted for 19.8% and 11.1% of our revenues. In 1999, sales to Intel accounted for 31.2% of our revenues. In 2000, sales to Intel accounted for 19.4% of our revenues. In addition, a significant portion of our revenues in each quarter and year has been derived from sales to particular distributors. These distributors purchase our products for ultimate distribution to customers in particular geographic regions. We do not have purchase contracts with any of our customers, end users or distributors that obligate them to continue to purchase our products, and these customers, end users and distributors could cease purchasing our products at any time. See "Risk Factors--Our largest customers account for a significant portion of our revenues, and our revenues would significantly decline if one or more of these customers purchase significantly fewer of our systems or they delayed or cancelled a large order" and "Risk Factors--We rely on independent sales representatives and distributors for a significant portion of our sales, and a disruption in our relationships with these representatives or distributors could have a negative impact on our sales in Japan, China and Singapore."

   We schedule production of our systems based upon order backlog and informal customer forecasts. We include in backlog only those orders to which a purchase order number has been assigned by the customer and for which delivery has been specified within 12 months. Because shipment dates may be changed and customers may cancel or delay orders with little or no penalty, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period. At December 31, 2000, we had a backlog of approximately $48.5 million compared with a backlog of approximately $16.3 million at December 31, 1999.

Research and Development

   The thin film transparent and opaque process control metrology market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to existing products is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to research and development programs. As of December 31, 2000, our research and development staff was comprised of 83 persons, including 25 holders of Ph.D. degrees and 11 holders of M.S. degrees. The efforts of our research and development engineers have consistently received significant industry recognition. For example, our MetaPULSE product received Photonics magazine's Circle of Excellence Product of the Year Award in 1999.

   The core competencies of our research and development team include metrology systems for high volume manufacturing, ellipsometry, ultra-fast optics, picosecond acoustic and optical design, advanced metrology application development and algorithm development. We have been granted or hold exclusive licenses to 16 U.S. and foreign patents covering technology in the transparent thin film measurement, altered material characterization and picosecond ultrasonic areas. We also have 23 pending regular and provisional applications in the United States and in other countries.

   To leverage our internal research and development capabilities, we maintain close relationships with leading research institutions in the metrology field including Brown University. Our five year relationship with Brown University has resulted in the development of the optical acoustic technology underlying our MetaPULSE product line. We have been granted exclusive licenses from Brown University Research Foundation, subject to rights returned by Brown and the United States government for their own non-commercial uses for several patents relating to this technology. The terms of these exclusive licenses are equal to the lives of the patents. We also have the right to support patent activity with respect to new ultra-fast acoustic technology developed by Brown scientists, and to acquire exclusive licenses to this technology.

   Our research and development expenditures in 1998, 1999 and 2000 were $5.1 million, $5.0 million and $9.0 million. We plan to continue our strong commitment to new product development in the future, and we expect that our level of research and development expenses will increase in absolute dollar terms in future periods.

Sales, Customer Service and Application Support

   Our strategy is to develop and expand our close relationships with leading semiconductor device manufacturers worldwide in order to promote customer satisfaction and the ongoing sale of our products. To this end, we maintain an extensive network of direct sales, customer service and application support offices in several locations throughout the world. We maintain sales, service or applications offices in California, New Jersey, Texas, Germany, Holland, Ireland, Israel, Korea, Singapore and Taiwan.

    To leverage the capabilities of our direct sales, customer service and application support team of 105 employees, we make use of leading independent sales organizations in selected geographic regions. We believe that these organizations significantly enhance our sales capabilities in the regions they serve without requiring a significant capital outlay from us. For example, in Japan we have maintained a close relationship with Tokyo Electron Limited, or TEL, the largest semiconductor capital equipment manufacturer in Japan, for more than ten years. TEL purchases our products directly for ultimate distribution to customers throughout Japan, and maintains a dedicated sales, service and applications organization of 18 professionals to support our products. TEL has offices at several locations in close proximity to our customers and other Japanese device manufacturers. We also work through sales representatives that maintain support facilities near our customers in Singapore and China, and we make some of our sales through independent representatives in Taiwan and Korea.

    We provide our customers with comprehensive support before, during and after the delivery of our products. For example, in order to facilitate the smooth integration of our tools into our customers' operations, we often assign dedicated, site-specific field service and applications engineers to provide long-term support at selected customer sites. We also provide comprehensive service and applications training for customers at our new training facility in Ledgewood, New Jersey and at customer locations. In addition, we maintain a group of highly skilled applications scientists at strategically located facilities throughout the world and at selected customer locations. Our customer support operation also offers customers an array of fee-based support services including preventive maintenance, on-call service and applications and service training programs.

    Our products are normally covered under warranty for a period of twelve months. After the warranty period, customers may enter into support agreements for continuing service and applications support.

Intellectual Property

    Our success depends in part upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We rely in part on patents to protect our intellectual property. We have been granted or hold exclusive licenses to 16 U.S. and foreign patents. The patents we own or exclusively license have expiration dates ranging from 2005 to 2017. We also have 23 pending regular and provisional applications in the United States and other countries. Our patents and applications principally cover various aspects of the transparent thin film measurement and altered material characterization.

    We have been granted exclusive licenses from Brown University Research Foundation, subject to rights retained by Brown and the United States government for their own non-commercial uses, for several patents relating to the optical acoustic technology underlying our MetaPULSE product family. The terms of these exclusive licenses are equal to the lives of the patents. We pay royalties to Brown based upon a percentage of our revenues from the sale of systems that incorporate technology covered by the Brown patents. We also have the right to support patent activity with respect to new ultra-fast acoustic technology developed by Brown scientists, and to acquire exclusive licenses to this technology. Brown may terminate the licenses if we fail to pay royalties to Brown or if we materially breach our license agreement with Brown.

    Our pending patents may never be issued, and even if they are, these patents, our existing patents and the patents we license may not provide sufficiently broad protection to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions and licenses. We also enter into confidentiality agreements with our employees and some of our consultants and customers, and seek to control access to and distribution of our proprietary information. We may be required to initiate litigation in order to enforce any patents issued to or licensed by us, or to determine the scope or validity of a third party's patent or other proprietary rights.

    We are now involved with a patent interference proceeding with Therma-Wave, Inc. In addition, we may in the future be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Such litigation, regardless of outcome, could be expensive and time consuming, and could subject us to significant liabilities or require us to reengineer our product or obtain expensive licenses from third parties. See "Risk Factors--Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, has in the past resulted and may in the future result in costly and time-consuming litigation."

    The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and continue to sell products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology or duplicate our products. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products.

Manufacturing

    Our manufacturing strategy is to produce high-quality thin film transparent and opaque process control metrology systems in a cost-effective manner. In order to decrease production costs, we are continuing to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge. Our core manufacturing competencies include electrical, optical and mechanical assembly and testing as well as the management of new product transitions. We expect to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other non-core activities in a cost-effective manner.

    Our principal manufacturing activities include assembly, final test and calibration. These activities are conducted in our new state-of-the-art manufacturing and service facility in Ledgewood, New Jersey. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications and critical components used in our products are engineered and manufactured to our specifications. Some of these components and subassemblies, including the lasers we use in some of our products, are obtained from a limited group of suppliers, and occasionally from a single source supplier. The partial or complete loss of one of these suppliers could cause production delays and harm our operating results. See "Risk Factors--We obtain some of the components and subassemblies included in our products from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenue."

    We use our Vanguard modular system architecture to produce metrology equipment for both transparent and opaque films. We have realized significant economies of scale in the manufacturing, service inventory, service training and customer repair areas by combining these activities using the common Vanguard architecture.

Competition

    The market for semiconductor capital equipment is highly competitive. We face substantial competition from established companies in each of the markets that we serve. We principally compete with KLA-Tencor, Philips Analytical Instruments and Therma-Wave. We compete to a lesser extent with companies such as Dai Nippon Screen, Nanometrics and Sopra. Each of our product lines also competes with products that use different metrology techniques. Some of our competitors have greater financial, engineering, manufacturing and marketing resources, broader product offerings and service capabilities and larger installed customer bases than we do. Significant competitive factors in the market for metrology systems include system performance, ease of use, reliability, cost of ownership, technical support and customer relationships. We believe we compete favorably on the basis of these factors in each of the markets we serve.

    There has in the past been merger and acquisition activity among our competitors and potential competitors. Acquisitions by our competitors and potential competitors could enable them to expand their product offerings in order to meet a broader range of customer needs. The greater resources, including financial, marketing and support resources, of competitors engaged in these acquisitions could also permit them to accelerate the development and commercialization of new products and to further enlarge their installed customer bases. Accordingly, business combinations and acquisitions involving our competitors could have a detrimental impact on both our market share and the pricing of our products, either of which could cause our business and results of operations to suffer.

Employees

    As of December 31, 2000, we had 289 employees, including 83 employees engaged in research and development, 110 engaged in sales, marketing and customer support, 76 engaged in manufacturing and 20 engaged in general and administrative activities. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe that our employee relations are good.

Properties

    We own our 20,000 square foot executive office building in Flanders, New Jersey, and we lease our 31,000 square foot manufacturing facility in Ledgewood, New Jersey pursuant to a lease agreement that expires in 2009. In February 2000, we leased a 15,000 square foot engineering facility in Mt. Arlington, New Jersey pursuant to a lease agreement that expires in 2003. In September 2000, we leased an additional 8,000 square feet at our Mt. Arlington, New Jersey location to accommodate our customer support and service departments, as well as our new technical training center. We also lease space for our sales, service and applications offices in California, Texas, Korea, Taiwan and various other locations throughout the world. We believe that our existing facilities and capital equipment are adequate to meet our current requirements, and that suitable additional or substitute space is available on commercially reasonable terms if needed.

Legal Proceedings

    We are presently involved in a patent interference proceeding with Therma-Wave, Inc. in the United States Patent Office. In this proceeding, we are defending our patent rights with respect to some of the multiple angle, multiple wavelength ellipsometry technology we use in our transparent thin film measurement systems. Therma-Wave requested that the proceeding be initiated in 1993 by filing a reissue application for one of its own patents, in which it sought to broaden the original issued claims. The proceeding was initiated by the Patent Office in June 1998.

    Preliminary motions and statements have been filed. In November 1999, the Patent Office denied our request to dismiss the proceedings. If we lose the interference, a reissue patent will be granted to Therma-Wave permitting Therma-Wave to assert patent rights against the ellipsometers we use in our transparent thin film measurement systems. In that event, we could assert a defense of intervening rights against Therma-Wave's reissued patent since we relied on the restricted claims of Therma-Wave's original patent. If the intervening rights defense and other defenses fail, we would either have to pay royalties to Therma-Wave or redesign our SpectraLASER and other transparent thin film measurement systems. Either of these events could harm our business, financial condition and results of operations.

    In addition, from time to time we are subject to legal proceedings and claims in the ordinary course of business. Other than the Therma-Wave patent interference proceeding discussed above, we are not now involved in any material legal proceedings.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

    Our directors, executive officers and key employees and their ages as of December 31, 2000 are as follows:

Name                               Age Position
----                               --- --------
Directors and Executive Officers:
Paul F. McLaughlin...............  55  Chairman and Chief Executive Officer
Robert M. Loiterman..............  41  Vice President, Engineering
Steven R. Roth...................  40  Vice President, Finance and Administration and Chief
                                       Financial Officer
David Belluck (1)................  37  Director
Daniel H. Berry (1)..............  54  Director
Paul Craig (2)...................  43  Director
Stephen J. Fisher................  37  Director
Carl E. Ring, Jr. (2)............  62  Director
Richard F. Spanier...............  60  Director and Retired, Chairman Emeritus
Aubrey C. Tobey (1)..............  74  Director

Key Employees:
George J. Collins................  51  Director of Marketing
Ajay Khanna......................  40  Director of International Sales
Walter R. Knott..................  47  Director of Manufacturing
Robert DiCrosta..................  52  Director of Customer Support
Matthew J. Smith.................  38  Director of North American Sales

--------
(1)Member of the audit committee of the board of directors.
(2)Member of the compensation committee of the board of directors.

    All references to "our" in the biographical information set forth below include our predecessor company.

 Biographical information for directors and executive officers:

    Paul F. McLaughlin has served as our Chairman since January 2000 and as Chief Executive Officer and as a director since June 1996. From 1994 to June 1996, Mr. McLaughlin served as an associate at Riverside Partners, Inc., a private equity investment firm. Mr. McLaughlin has over 15 years experience in the semiconductor capital equipment business including 6 years as Vice President at Perkin-Elmer Corporation, a pioneer in optical lithography. Mr. McLaughlin holds a B.S. in Metallurgical Engineering from Rensselaer Polytechnic Institute, an M.S. in Metallurgy and Materials Science from Lehigh University and an M.B.A. from Harvard University, Graduate School of Business Administration.

    Robert M. Loiterman has served as our Vice President of Engineering since June 1996. From June 1993 to June 1996, Mr. Loiterman served as our Director of Engineering, from January 1990 to June 1993 he served as a project manager and from January 1988 to January 1990 he served as a design engineer. Mr. Loiterman holds a B.S. in Electrical Engineering from Rutgers University.

    Steven R. Roth has served as our Vice President, Finance and Administration and Chief Financial Officer since September 1996. From August 1991 to August 1996, Mr. Roth served as a Director of Corporate Finance for Bell Communications Research, now called Telcordia, a research and development company serving the telecommunications industry. Mr. Roth is a C.P.A. and holds a B.S. in Accounting from Villanova University.

    David Belluck has served as one of our directors since June 1996. Since February 1989, Mr. Belluck has been a general partner of Riverside Partners, Inc., a private equity investment firm. Mr. Belluck holds a B.A.

from Harvard University and an M.B.A. from Harvard University, Graduate School of Business Administration. Mr. Belluck is currently a director of Atchison Casting, Evergreen Electronics and Riverside Partners, Inc.

    Daniel H. Berry has served as one of our directors since October 1998. Since May 1999, Mr. Berry has served as President and Chief Operating Officer of Ultratech Stepper, Inc., a lithography tool supplier. From August 1998 to May 1999 he served as Executive Vice President and Chief Operating Officer of Ultratech Stepper and from January 1994 to August 1999, he served as a Senior Vice President of Sales and Marketing of that company. Mr. Berry holds a B.S. in Electrical Engineering from the Polytechnic Institute of Brooklyn.

    Paul Craig has served as one of our directors since June 1996. Since February 1989, Mr. Craig has served as a general partner and the director of Riverside Partners, Inc., a private equity investment firm. He is also a member of the board of directors of Evergreen Electronics. Mr. Craig holds a B.A. from Harvard University.

    Stephen J. Fisher has served as one of our directors since June 1996. Since July 1998, Mr. Fisher has served as a partner of Liberty Partners, L.P., a private equity investment firm. From June 1994 to July 1998, Mr. Fisher served as a Vice President of Liberty Capital Partners, Inc. Mr. Fisher holds a B.S. and an M.B.A. from Washington University and a J.D. from Boston University School of Law. Mr. Fisher is currently a director of Medical Logistics and Gallaher Paper Company.

    Carl E. Ring, Jr. has served as one of our directors since June 1996. He is a founding partner of Liberty Partners, L.P. Mr. Ring holds a B.A. in mathematics from George Washington University and an M.B.A. from Harvard University, Graduate School of Business Administration. Mr. Ring is a director of Monaco Coach Corporation and Gallaher Paper Company.

    Richard F. Spanier has served as Chairman Emeritus of our board of directors since January 2000 and prior to that as our Chairman since September 1966. From September 1966 to June 1996, Mr. Spanier served as our President and Chief Executive Officer. Mr. Spanier holds a B.S. in Physics, an M.S. in Physical Chemistry and a Ph.D. in Chemical Physics from Stevens Institute of Technology.

    Aubrey C. Tobey has served as one of our directors since October 1998. Since April 1987, Mr. Tobey has served as President of ACT International Consulting, Inc., a company which provides marketing and management services for high technology companies. Mr. Tobey holds a B.S. in Mechanical Engineering from Tufts University and an M.S. in Mechanical Engineering from the University of Connecticut. Mr. Tobey is a director of Chartered Semiconductor Manufacturing, Ltd.

 Biographical information for key employees:

    George J. Collins has served as our Director of Marketing since April 1996. From April 1994 to April 1996, Mr. Collins served as Marketing Manager for Topometrix Corporation. Mr. Collins holds a B.S. in Chemistry from Thiel College, and a Ph.D. in Food Science and an M.B.A. from Rutgers University.

    Ajay Khanna has served as our International Sales Director since August 1996. From June 1988 to July 1996, he served as our International Sales Manager. Mr. Khanna holds a B.S. in Electrical Engineering from Clarkson University and an M.B.A. from the University of Michigan.

    Walter R. Knott has served as our Director of Manufacturing since 1997. From 1996 to 1997, Mr. Knott served as Manager of Operations and Shared Resources for Philips Electronics, a manufacturer of electron microscopes. From 1991 to 1996, he served as Vice President of Operations for Whatman Incorporated, a manufacturer of filtration, purification, and chromatography equipment and supplies. Mr. Knott holds a B.S. from Rutgers University and an M.B.A. from Fairleigh Dickinson University.

    Robert DiCrosta has served as our Director of Customer Support since July 2000. From 1998 to 2000, Mr. DiCrosta served as Regional Director of International Computers Limited, a division of Fujitsu. Mr. DiCrosta holds a B.S. in Marketing from the University of Bridgeport and an M.B.A. from New York University.

    Matthew J. Smith has served as our Director of North American Sales since July 1999. From April 1998 to July 1999, Mr. Smith served as the Director of Sales for the Semiconductor Equipment Group of Leica, Inc., a manufacturer of microscopes and other optical metrology equipment. From September 1994 to March 1998, Mr. Smith was the Director of Business Development at the Semiconductor Equipment Group of Leica. Mr. Smith studied optical instrumentation and photography at the Rochester Institute of Technology.

    Liberty Partners, Riverside Partners and Mr. McLaughlin have entered into an agreement under which each party will agree to vote his or its shares in favor of one nominee of each other party to serve on our board of directors.

    Our certificate of incorporation and bylaws provide that our board of directors will be divided into three classes. Each class consists of two or three directors. The terms of office of the class I, class II and class III directors will expire at our 2003, 2001, and 2002 annual meetings of stockholders. Our class I directors are Messrs. Craig, Ring and McLaughlin, our class II directors are Messrs. Berry, Fisher and Spanier and our class III directors are Messrs. Belluck and Tobey. At each annual meeting of stockholders at which the term of office of a particular class of directors first expires, the persons elected to serve as directors of that class are elected to serve until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes of directors so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. There are no family relationships among any of our directors or officers.

Compensation Committee Interlocks and Insider Participation

    The members of the compensation committee of our board of directors are Messrs. Craig and Ring. Neither of them has at any time been an officer or employee of Rudolph Technologies. In addition, none of our executive officers serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

    Employee directors receive no compensation for their services as members of the board of directors. Directors who are, or who are employed by, significant stockholders receive cash compensation of $20,000 per year. Non-employee directors who are not, and are not employed by, significant stockholders receive cash compensation of $20,000 per year and are eligible to receive annual stock option grants under our 1999 stock plan at the discretion of the compensation committee of our board of directors. See "Management--Stock Plans."

Committees of the Board of Directors

    Our compensation committee consists of Messrs. Craig and Ring. The compensation committee reviews and approves the compensation and benefits for our executive officers and makes recommendations to the board of directors regarding such matters. Our audit committee consists of Messrs. Berry, Belluck and Tobey. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

Executive Compensation

    The following table sets forth the compensation that we paid to our executive officers during 1998, 1999 and 2000.

                          Summary Compensation Table

                                                                 Long-Term
                                   Annual Compensation          Compensation
                              ------------------------------ ------------------
Name and Principal                              Other Annual     Securities        All Other
Position                 Year  Salary  Bonus(1) Compensation Underlying Options Compensation(2)
------------------       ---- -------- -------- ------------ ------------------ ---------------
Paul F. McLaughlin...... 2000 $281,846 $120,000      --               --            $ 5,912
Chairman and Chief       1999 $258,470 $ 78,000      --           143,545           $10,652
 Executive Officer       1998 $220,014      --       --           382,098               --

Robert M. Loiterman..... 2000 $179,567 $ 42,750      --               --            $ 5,912
Vice President,          1999 $162,064 $ 41,250      --            88,909           $11,253
 Engineering             1998 $148,514      --       --            42,052               --

Steven R. Roth.......... 2000 $150,477 $ 28,875      --               --            $ 5,628
Vice President, Finance  1999 $129,107 $ 26,600      --            88,909           $ 6,927
 and Administration and  1998 $111,300      --       --            28,035               --
 Chief Financial Officer

--------
(1) Includes bonuses earned during the fiscal year and paid in the subsequent year.
(2) Includes amounts paid in 1999 for health insurance premiums and amounts contributed by us under our 401(k) Saving and Retirement Plan.

Option Grants

    We did not grant any options to our executive officers during the fiscal year ended December 31, 2000.

Option Exercises and Values

    The following table sets forth information for our executive officers relating to the number and value of securities underlying exercisable and unexercisable options they held at December 31, 2000.

                  Fiscal Year-End Option Exercises and Values

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                                                     Options at          In-the-Money Options at
                           Shares                 December 31, 2000       December 31, 2000(1)
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Paul F. McLaughlin......       --    $     --   358,208      97,918     $10,161,862  $1,389,456
Robert M. Loiterman.....    6,553     181,322    58,004      58,751       1,464,131     833,677
Steven R. Roth..........       --          --    53,090      58,751       1,319,700     833,677

--------
(1) Value of unexercised options is based on the last reported sale price of our common stock on the Nasdaq National Market of $30.19 per share on December 31, 2000 minus the exercise price.

Stock Plans

1996 Non-Qualified Stock Option Plan

    In 1996, we adopted the 1996 Non-Qualified Stock Option Plan. Under the 1996 plan, we may grant options to purchase up to 1,069,902 shares of common stock to employees and certain other individuals. The 1996 plan is administered by a committee of our board of directors. This committee has the power to determine the terms of the options granted. The options granted pursuant to the 1996 plan generally expire ten years from the date of grant and become exercisable after nine years or sooner upon the achievement of financial targets over a period of six years. All of the options that we have granted under the 1996 plan are fully vested. Options granted to date have exercise prices equal to the fair value of the common stock on the date of grant. As of December 31, 2000, options to purchase 530,733 shares of our common stock under the 1996 Plan were issued and outstanding and no options were available for future grant.

 1999 Stock Plan

    Our board of directors adopted the 1999 plan in August 1999, and our stockholders approved the 1999 plan prior to the closing of our initial public offering. The 1999 plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. As of December 31, 2000, options to purchase 985,219 shares of our common stock were issued and outstanding and options to purchase 1,009,634 shares of our common stock were available for future grant under the 1999 Plan. The 1999 plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each year, effective beginning with 2001, equal to the lesser of 2% of the outstanding shares of common stock on the first day of the year, 400,000 shares or a lesser amount as the board may determine.

    Our compensation committee administers the 1999 plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise. The administrator determines the exercise price of nonstatutory stock options granted under the 1999 plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant.

    The exercise price of all incentive stock options granted under the 1999 plan must be at least equal to the fair market value of the common stock on the date of grant and the term of such options may not exceed ten years. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The administrator determines the term of all other options.

    No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an option to purchase up to an additional 500,000 shares, which shall not count against the yearly limit set forth in the previous sentence. An optionee generally must exercise an option granted under the 1999 plan at the time set forth in the optionee's option agreement after termination of the optionee's status as our employee, director or consultant. Generally, in the case of the optionee's termination by death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of the option's term.

    The administrator determines the exercise price of stock purchase rights granted under the 1999 plan. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase right shall grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase pursuant to restricted stock purchase agreements will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate that the administrator determines.

    The 1999 plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator shall provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

    Unless terminated sooner, the 1999 plan will terminate automatically in 2009. In addition, the board of directors has the authority to amend, suspend or terminate the 1999 plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1999 plan. An optionee generally may not transfer options and stock purchase rights granted under the 1999 plan and only the optionee may exercise an option and stock purchase right during his or her lifetime.

 1999 Employee Stock Purchase Plan

    Our 1999 employee stock purchase plan was adopted by our board of directors and approved by our stockholders prior to our initial public offering. A total of 300,000 shares of common stock has been reserved for issuance under the stock purchase plan, 34,452 of which have been issued as of December 31, 2000. The number of shares reserved for issuance under the stock purchase plan will be subject to an annual increase on the first day of each of our fiscal years, beginning in 2001, equal to the lesser of (1) 300,000 shares of common stock,
(2) 2% of our outstanding common stock on the first day of the year, or (3) such other amount as may be determined by the board of directors. The stock purchase plan is administered by our compensation committee.

    The stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is being implemented by a series of overlapping offering periods of 24 months' duration. Each offering period includes four 6-month purchase periods. The first offering period began on November 12, 1999 and continued through April 30, 2000. Thereafter, the offering periods start on the first trading day on or after May 1 and November 1 of each year.

    Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee (1) who immediately after grant owns stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock, or (2) whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the stock purchase plan. The stock purchase plan permits participants to purchase common stock through payroll deductions of up to 15.0% of the participant's eligible compensation which includes the participant's base salary, wages, overtime pay, commissions, bonuses and other compensation remuneration paid directly to the employee. The maximum number of shares a participant may purchase during a six-month purchase period is 3,000 shares.

    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each six-month purchase period. The price of stock purchased under the stock purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of an offering period or at the end of a purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

    A participant may not transfer rights granted under the stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the stock purchase plan. The stock purchase plan provides that, in the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set. The stock purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the stock purchase plan, except that, subject to certain exceptions described in the stock purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the stock purchase plan.

Employment Agreements and Change in Control Arrangements

    In 2000, we entered into management agreements with Paul F. McLaughlin, Robert M. Loiterman, and Steven R. Roth. The management agreements with Mr. Loiterman and Mr. Roth provide for terms of one year with automatic renewals for additional one-year terms unless we or the executive deliver a notice of non-renewal to the other party. Mr. McLaughlin's management agreement provides for an initial term of two years with automatic renewals for additional two year terms. For our protection, the management agreements with each of Messrs. Loiterman and Roth prohibit the executives from competing with us in any way or soliciting our employees during their terms of employment and for one year after termination of their employment. Mr. McLaughlin's management agreement prohibits him from competing with us in any way or soliciting our employees during the term of his employment and for two years after termination of his employment.

    The management agreements provide that if we terminate an executive's employment without cause or if the executive terminates with good cause, we will be required to pay that executive his base salary for one year or two years in the case of Mr. McLaughlin. The agreements also provide that in the event of the termination of an executive's employment upon a change in control, which results in the executive not being offered a management agreement on comparable terms, the executive will be entitled to receive his base salary for one year, or two years in the case of Mr. McLaughlin. In this context, a change of control would occur if, among other events, we were sold to an independent third party and that independent third party acquired enough of our stock to elect a majority of our board of directors, or that independent third party acquired all, or substantially all, of our assets.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock by:

  . each person or entity known to us to own beneficially more than 5% of our common stock;
  .  each of our directors;
  .  each of our selling stockholders;
  .  each of our executive officers; and
  .  all of our executive officers and directors as a group.

    Except as otherwise noted, the address of each person on the table below is c/o Rudolph Technologies, Inc., One Rudolph Road, Flanders, NJ 07836. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

    This table lists applicable percentage ownership based on 14,871,885 shares of common stock outstanding on December 31, 2000, and 15,871,885 shares of common stock outstanding after completion of the offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock held by that person that are currently exercisable or exercisable within 60 days of December 31, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

    The shares of common stock shown below for directors and executive officers include shares issuable upon the exercise of options to purchase our common stock as follows:

  .  Mr. McLaughlin, 362,375;
  .  Mr. Loiterman, 60,504 shares;
  .  Mr. Roth, 55,590 shares;
  .  Mr. Berry, 1,783 shares;
  .  Mr. Tobey, 1,783 shares; and
  .  all directors and executive officers as a group, 482,035 shares.

                                            Shares Beneficially               Shares Beneficially
                                             Owned Prior to the                      Owned
                                                  Offering        Number of    After the Offering
                                            -------------------- Shares Being --------------------
Name and Address                             Number   Percent(1)   Offered     Number   Percent(1)
----------------                            --------- ---------- ------------ --------- ----------
Liberty Partners Holdings 11, L.L.C. (2)..  6,847,972    46.0%    1,856,593   4,991,379    31.4%
 c/o Liberty Capital Partners, Inc.
 1177 Avenue of the Americas
 New York, NY 10036
Riverside Rudolph, L.L.C..................  1,089,964     7.3       295,506     794,458     5.0
 One Exeter Plaza
 Boston, MA 02116
Paul F. McLaughlin........................    685,383     4.5       185,818     499,565     3.1
Robert M. Loiterman.......................     93,849      *         25,443      68,406      *
Steven R. Roth............................     66,589      *         10,000      56,589      *
David Belluck.............................        --       *            --          --       *
 c/o Riverside Rudolph, L.L.C.
 One Exeter Plaza
 Boston, MA 02116
Daniel H. Berry...........................      6,783      *            --        6,783      *
Paul Craig (3)............................  1,089,964     7.3       295,506     794,458     5.0
 c/o Riverside Rudolph, L.L.C.
 One Exeter Plaza
 Boston, MA 02116
Stephen J. Fisher (2).....................  6,847,972    46.0     1,856,593   4,991,379    31.4
 c/o Liberty Capital Partners, Inc.
 1177 Avenue of the Americas
 New York, NY 10036
Carl E. Ring, Jr. (2).....................  6,847,972    46.0     1,856,593   4,991,379    31.4
 c/o Liberty Capital Partners, Inc.
 1177 Avenue of the Americas
 New York, NY 10036
Richard F. Spanier........................    360,417     2.4        97,714     262,203     1.7
Dale Moorman..............................    106,691      *         28,926      77,765      *
Aubrey C. Tobey...........................      1,783      *            --        1,783      *
All directors and executive officers as a
  group (ten persons) (4).................  9,152,740    60.3     2,471,074   6,710,592    41.4
Total Number of Shares Being Offered:.....                        2,500,000

--------
*   Less than 1%.
(1) Applicable percentage ownership is based on 14,871,885 shares of common stock outstanding as of December 31, 2000 and 15,871,885 shares outstanding immediately following the completion of this offering (assuming no exercise of the underwriters' over-allotment option and no exercise of options after December 31, 2000). Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes shares as to which a person holds sole or shared voting or investment power. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of December 31, 2000 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted the address for the stockholders named in this table is c/o Rudolph Technologies, Inc., One Rudolph Road, Flanders, NJ 07836.
(2) The number of shares of common stock beneficially owned by Messrs. Fisher and Ring consists of 6,847,972 shares of our common stock held by Liberty Partners Holdings 11, L.L.C. Mr. Fisher and Mr. Ring are limited partners of Liberty Partners, L.P., which acts as the managing member of Liberty

    Partners Holdings 11, L.L.C., and are partners of Liberty Investment Partnership 11, which is a member of Liberty Partners Holding 11, L.L.C. Mr. Fisher and Mr. Ring disclaim beneficial ownership of all shares except to the extent of their pecuniary interest in Liberty Partners Holdings 11, L.L.C.
(3) The number of shares of common stock beneficially owned by Mr. Craig consists of 1,089,964 shares of our common stock held by Riverside Rudolph, L.L.C. Mr. Craig is the managing member of Riverside Rudolph, L.L.C. Riverside Rudolph, L.L.C. was formed by the officers of Riverside Partners, Inc. to hold their investments in us. Mr. Craig disclaims beneficial ownership of all shares except to the extent of his pecuniary interest in Riverside Rudolph, L.L.C.
(4) The number of shares of common stock beneficially owned by our directors and executive officers as a group includes 6,847,972 and 1,089,964 shares of our common stock held by Liberty Partners Holdings 11, L.L.C. and Riverside Rudolph, L.L.C.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 50,000,000 shares of a single class of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. Set forth below is a description of the common stock and the preferred stock that may be issued under our certificate of incorporation.

Common Stock

    Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting in the election of directors.

    Dividends, Distributions and Stock Splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

    Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of preferred stock, if any, our remaining assets will be distributed ratably among the holders of the common stock.

Preferred Stock

    5,000,000 shares of undesignated preferred stock are authorized, and no shares are outstanding. Our board of directors has the authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by the stockholders. Our board of directors has the authority, without approval of the stockholders, to issue preferred stock that has voting and conversion rights superior to the common stock, which could have the effect of delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  . the owner of 15.0% or more of the outstanding voting stock of a corporation;

  . an affiliate or associate of a corporation and was the owner of 15.0% or more of the voting stock outstanding of the corporation at any time within three years immediately prior to the relevant date; and

  .  an affiliate or associate of the persons described above.

    Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under
Section 203 of the

Delaware General Corporation Law. We anticipate that the provisions of Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

    Annual meetings of stockholders shall be held to elect our board of directors and transact such other business as may be properly brought before the meeting. Special meetings of stockholders may be called by our chairman or the chief executive officer or by a majority of the board. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of the stockholders.

    Our certificate of incorporation may be amended with the approval of a majority of the board and the holders of a majority of our outstanding voting securities.

    The number of directors shall be fixed by resolution of the board. The size of the board is currently fixed at eight members. The directors shall be elected at the annual meeting of the stockholders, except for filling vacancies. Directors may be removed with the approval of the holders of a majority of our voting power present and entitled to vote at a meeting of stockholders. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, a sole remaining director, or the holders of a majority of the voting power present and entitled to vote at a meeting of stockholders.

    The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally shall constitute a quorum for stockholder action at any meeting.

Limitation of Liability; Indemnification

    Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives an improper personal benefit.

    These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, we will have 15,871,885 shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Of this amount, the 3,500,000 shares of common stock offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Approximately 6,759,431 shares of common stock will be available for sale in the public market following the expiration of 90-day lock-up agreements with the representatives of our underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144.

   Days after the Date of      Approximate Shares
   this Prospectus          Eligible for Future Sale Comment
   ----------------------   ------------------------ -------
   Upon effectiveness              3,500,000         Freely tradable shares sold in offering
   90 days after this              6,759,431         Lock-up released; shares salable under
   offering                                          Rule 144

    In addition, 5,520,000 shares sold in our initial public offering in November 1999 and 92,454 shares received upon the exercise of options or previously sold under Rule 144 are currently freely tradable.

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock (approximately 157,808 shares immediately after the offering) or (b) the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale. A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell these shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under Rule 144, even after the applicable holding periods have been satisfied.

    We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

    Our directors, executive officers, stockholders and optionholders holding an aggregate of 6,759,431 shares of common stock have agreed that they will not sell any common stock without the prior written consent of Robertson Stephens, Inc. for a period of 90 days from the date of this prospectus. We have also agreed not to issue any shares during the lock-up period without the consent of Robertson Stephens, Inc., except that we may, without this consent, grant options and sell shares under our stock incentive and purchase plans. These shares may not be resold into the public market during the lock-up period.

    Liberty Partners, Riverside Partners, Messrs. Spanier and McLaughlin and some of our other stockholders have the right to require us to register their shares under the Securities Act for public resale. We are also required to pay the expenses incurred in connection with such registration.

    Any of our employees or consultants who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to resell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to resell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus.

    On December 9, 1999, we filed a registration statement on Form S-8 registering 2,998,930 shares of common stock subject to outstanding options or reserved for future issuance under our employee benefit plans. As of December 31, 2000, options to purchase a total of 1,515,952 shares were outstanding, 1,009,634 shares were reserved for future issuance under our stock plans and 265,548 were reserved for future issuance under our employee stock purchase plan. Common stock issued upon exercise of outstanding vested options or issued pursuant to our employee stock purchase plan, other than common stock issued to our affiliates and shares subject to the 90 day lock-up agreements, will be available for immediate resale in the open market.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, Robertson Stephens, Inc., CIBC World Markets Corp., Bear, Stearns & Co. Inc., Prudential Securities Incorporated and Wit SoundView Corporation have severally agreed with us and the selling stockholders listed in the "Principal and Selling Stockholders" table, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective below. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                        Number
                                                                           of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Robertson Stephens, Inc. .........................................
   CIBC World Markets Corp. .........................................
   Bear, Stearns & Co. Inc. .........................................
   Prudential Securities Incorporated................................
   Wit SoundView Corporation.........................................
                                                                       ---------
     Total...........................................................  3,500,000
                                                                       =========

    The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at that price less a concession of not in excess of $   per
share, of which $   may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us and the selling stockholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Over-Allotment Option.

    We and the selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 525,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 525,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We and the selling stockholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders:

                                                                  Total
                                                           -------------------
                                                            Without    With
                                                      Per    Over-     Over-
                                                     Share allotment allotment
                                                     ----- --------- ---------
Underwriting Discounts and Commissions payable by
  us................................................
Underwriting Discounts and Commissions payable by
  the selling stockholders..........................

    We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $400,000.

Indemnity

    The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements

    Each of our officers, directors and selling stockholders has agreed, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of Robertson Stephens, Inc. This restriction terminates after the close of trading of the shares on the 90th day of (and including) the day the shares commenced trading on the Nasdaq National Market. However, Robertson Stephens, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the Representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of Robertson Stephens, Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

Listing

    Our common stock is traded on The Nasdaq National Market under the symbol "RTEC."

    A prospectus in electronic format may be made on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distribution will be made by the representatives on the same basis as other allocations.

    A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView Corporation's strategic partner, E*Trade Securities, Inc. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on websites maintained by each of these dealers. The underwriters may allocate a number of shares to Wit SoundView Corporation for sale to online brokerage account holders. These online brokerage account holders will have the opportunity to purchase shares using the Internet in accordance with procedures established by Wit SoundView Corporation or one or more selected dealers.

    Prudential Securities Incorporated facilitates the marketing of new issues online through its Prudential Securities.com division. Clients of Prudential Advisor SM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

Syndicate Short Sales

    The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 525,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

Stabilization

    The representatives have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

    In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the common stock offered hereby are being passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, New York, New York. As of December 31, 2000, a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation beneficially owned an aggregate of 4,000 shares of common stock of Rudolph Technologies.

                                    EXPERTS

    The statements in this prospectus set forth under the captions "Risk Factors--Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, has in the past resulted and may in the future result in costly and time-consuming litigation, " "Business--Intellectual Property," the second and third paragraphs of "Business--Research and Development," and "Business--Legal Proceedings," except for statements pertaining to our relationship with Brown University Research Foundation, have been reviewed and approved by Antonelli, Terry, Stout & Kraus, LLP, our patent counsel, as experts on such matters, and we have included these statements in this prospectus in reliance upon such review and approval.

    The consolidated financial statements and the consolidated financial statement schedule of the Company, as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           INCORPORATION BY REFERENCE

    The Securities and Exchange Commission, or SEC, allows us to incorporate by reference in this prospectus the information that we file with the SEC. This means that we can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until termination of the offering:

  .  Our Annual Report on Form 10-K for our fiscal year ended December 31,
     1999.

  . Our Quarterly Reports on Form 10-Q, as amended, relating to the quarters ended March 31, 2000 and June 30, 2000, and our Quarterly Report on Form 10-Q relating to the quarter ended September 30, 2000.

  . Our Definitive Proxy Statement relating to the Annual Meeting of Stockholders held May 26, 2000.

    You may request a copy of these filings at no cost by writing or telephoning our Chief Financial Officer at the following address and number:

    Rudolph Technologies, Inc.
    One Rudolph Road
    Flanders, NJ 07836
    (973) 691-1300

    This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov." In addition, our stock is listed for trading on the NASDAQ National Market. You can read and copy reports and other information concerning us at the offices of NASDAQ Operations at 1735 K Street, N.W., Washington, D.C. 20006.

    This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

  . inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room or

  . obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Consolidated Financial Statements:
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000............. F-3
Consolidated Statements of Operations for the years ended December 31,
  1998, 1999 and 2000.................................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1998, 1999 and 2000................................. F-5
Consolidated Statements of Cash Flows for the years ended December 31,
  1998, 1999 and 2000.................................................... F-6
Notes to the Consolidated Financial Statements........................... F-7

                       Report of Independent Accountants

To the Stockholders and Board of Directors of Rudolph Technologies, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Rudolph Technologies, Inc. and subsidiary (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2B to the consolidated financial statements, during the year ended December 31, 2000 the Company changed its method of recognizing revenue.

                                          /s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
January 26, 2001

                           RUDOLPH TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                                December 31,
                                                              -----------------
                                                                1999     2000
                                                              --------  -------
                           ASSETS
Current assets:
 Cash and cash equivalents..................................  $ 35,076  $29,736
 Accounts receivable, less allowance of $300 in 1999 and
   $443 in 2000.............................................     9,472   27,132
 Inventories................................................    11,403   23,773
 Income tax receivables.....................................        --    1,349
 Deferred income taxes......................................        --    2,834
 Prepaid expenses and other current assets..................       525      344
                                                              --------  -------
   Total current assets.....................................    56,476   85,168
Property, plant and equipment, net..........................     3,106    3,824
Intangibles.................................................     2,859    2,520
Deferred income taxes.......................................     2,312    6,628
Other assets................................................       194      414
                                                              --------  -------
   Total assets.............................................  $ 64,947  $98,554
                                                              ========  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable...........................................     2,169    3,517
 Accrued liabilities:
  Commissions...............................................       669      622
  Payroll and related expenses..............................     1,223    1,851
  Warranty..................................................       475    1,072
 Deferred revenue...........................................       654    4,999
 Other liabilities..........................................     2,069    2,920
                                                              --------  -------
   Total current liabilities................................     7,259   14,981
                                                              --------  -------
Long-term liabilities:
 Deferred compensation......................................        78       65
                                                              --------  -------
   Total long-term liabilities..............................        78       65
                                                              --------  -------
Commitments and contingencies (Note 6)
Stockholders' equity (deficit):
 Preferred stock, $0.001 par value, 5,000,000 shares
   authorized, no shares issued and outstanding at
   December 31, 1999 and 2000...............................        --       --
 Common stock, $0.001 par value, 50,000,000 shares
   authorized, 14,684,706 issued and outstanding at
   December 31, 1999; 14,871,885 issued and outstanding at
   December 31, 2000........................................        15       15
 Additional paid-in-capital.................................    85,025   87,385
 Accumulated other comprehensive loss.......................      (237)    (275)
 Accumulated deficit........................................   (27,193)  (3,617)
                                                              --------  -------
  Total stockholders' equity................................    57,610   83,508
                                                              --------  -------
  Total liabilities and stockholders' equity................  $ 64,947  $98,554
                                                              ========  =======

    The accompanying notes are an integral part of the financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)

                                          Year Ended December 31,
                                      ---------------------------------
                                        1998        1999        2000
                                      ---------  ----------  ----------
Revenues............................  $  20,106  $   38,095  $   88,107
Cost of revenues....................     13,179      18,301      41,854
                                      ---------  ----------  ----------
 Gross profit.......................      6,927      19,794      46,253
                                      ---------  ----------  ----------
Operating expenses:
 Research & development.............      5,096       5,003       9,022
 Selling, general & administrative..      7,077       9,588      14,463
 Amortization.......................      4,208         436         339
                                      ---------  ----------  ----------
  Total operating expenses..........     16,381      15,027      23,824
                                      ---------  ----------  ----------
Operating income (loss).............     (9,454)      4,767      22,429
Interest expense (income)...........      4,210       3,701      (2,173)
Other income........................       (199)        (21)         (1)
                                      ---------  ----------  ----------
 Income (loss) before provision
   (benefit) for income taxes,
   extraordinary item and cumulative
   effect of a change in accounting
   principle........................    (13,465)      1,087      24,603
Provision (benefit) for income
  taxes.............................        613      (2,179)       (431)
                                      ---------  ----------  ----------
 Income (loss) before extraordinary
   item and cumulative effect of a
   change in accounting principle ..    (14,078)      3,266      25,034
Extraordinary item (net of tax of
  $5)...............................         --         427          --
Cumulative effect of change in
  accounting principle (net of tax
  of $924)..........................         --          --       1,458
                                      ---------  ----------  ----------
 Net income (loss)..................    (14,078)      2,839      23,576
Preferred stock dividends...........        507         508          --
                                      ---------  ----------  ----------
Net income (loss) available to
  common stockholders...............  $ (14,585) $    2,331  $   23,576
                                      =========  ==========  ==========
Net income (loss) per share available to common stockholders:
Basic:
 Income (loss) before extraordinary
   item and cumulative effect of a
   change in accounting principle ..  $   (3.13) $     0.41  $     1.69
 Extraordinary item.................         --       (0.05)         --
 Cumulative effect of a change in
   accounting principle.............         --          --       (0.09)
 Preferred stock dividends..........      (0.11)      (0.06)         --
                                      ---------  ----------  ----------
 Net income (loss) per share
   available to common
   stockholders.....................  $   (3.24) $     0.30  $     1.60
                                      =========  ==========  ==========
Diluted:
 Income (loss) before extraordinary
   item and cumulative effect of a
   change in accounting principle...  $   (3.13) $     0.31  $     1.58
 Extraordinary item.................         --       (0.04)         --
 Cumulative effect of a change in
   accounting principle ............         --          --       (0.09)
 Preferred stock dividends..........      (0.11)      (0.05)         --
                                      ---------  ----------  ----------
 Net income (loss) per share
   available to common
   stockholders.....................  $   (3.24) $     0.22  $     1.49
                                      =========  ==========  ==========
Pro forma amounts assuming the
  accounting change is applied
  retroactively
  (See Note 2B):
Income (loss) before extraordinary
  item..............................  $ (13,610) $    2,485  $   25,034
                                      =========  ==========  ==========
 Per Share amounts:
 Basic..............................  $   (3.02) $     0.32  $     1.69
 Diluted............................  $   (3.02) $     0.24  $     1.58
Net income (loss) available to
  common shareholders...............  $ (14,117) $    1,550  $   23,576
                                      =========  ==========  ==========
 Per Share amounts:
 Basic..............................  $   (3.13) $     0.20  $     1.60
 Diluted............................  $   (3.13) $     0.15  $     1.49
Weighted average number of shares
  outstanding:
 Basic..............................  4,503,396   7,880,622  14,773,295
 Diluted............................  4,503,396  10,431,477  15,805,188

    The accompanying notes are an integral part of the financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
              For the years ended December 31, 1998, 1999 and 2000
                       (In thousands, except share data)

                                  Common Stock     Additional     Other
                                ------------------  Paid in   Comprehensive Accumulated           Comprehensive
                                  Shares    Amount  Capital       Loss        Deficit    Total    (Loss) Income
                                ----------  ------ ---------- ------------- ----------- --------  -------------
Balance at December 31, 1997..   2,617,373   $ 1    $   792       $(166)     $(15,954)  $(15,327)
 Issuance of common stock:
  Class A.....................   3,230,997     1      2,355          --            --      2,356
  Class B.....................     884,024    --        644          --            --        644
 Issuance of warrants in
   connection with debt
   financing..................          --    --        140          --            --        140
 Net loss.....................          --    --         --          --       (14,078)   (14,078)   $(14,078)
 Accretion of preferred stock
   dividend...................          --    --       (507)         --            --       (507)
 Currency translation.........          --    --         --          13            --         13          13
                                ----------   ---    -------       -----      --------   --------    --------
 Comprehensive loss...........                                                                      $(14,065)
                                                                                                    ========
Balance at December 31, 1998..   6,732,394     2      3,424        (153)      (30,032)   (26,759)
 Retirement of common stock:
  Class A.....................  (4,802,291)   (2)        --          --            --         (2)
  Class B.....................  (2,301,074)   --         --          --            --         --
 Conversion to common stock:
  Class A.....................   4,802,291     5         --          --            --          5
  Class B.....................   2,301,074     2         --          --            --          2
 Exercise of stock warrants...   2,045,702     2         --          --            --          2
 Issuance of common stock, net
   of expenses................   5,520,000     6     80,833          --            --     80,839
 Exercise of employee stock
   options....................     386,610    --        258          --            --        258
 Net income...................          --    --         --          --         2,839      2,839    $  2,839
 Accretion of preferred stock
   dividend...................          --    --       (508)         --            --       (508)
 Issuance of compensatory
   stock option...............          --    --      1,018          --            --      1,018
 Currency translation.........          --    --         --         (84)           --        (84)        (84)
                                ----------   ---    -------       -----      --------   --------    --------
 Comprehensive income.........                                                                      $  2,755
                                                                                                    ========
Balance at December 31, 1999..  14,684,706    15     85,025        (237)      (27,193)    57,610
 Net income...................          --    --         --          --        23,576     23,576    $ 23,576
 Exercise of employee stock
   options and employee stock
   purchase plan..............     187,179    --        672          --            --        672
 Tax benefit of exercise of
   employee stock options.....          --    --      1,688          --            --      1,688
 Currency translation ........          --               --         (38)                     (38)        (38)
                                ----------   ---    -------       -----      --------   --------    --------
 Comprehensive income ........                                                                      $ 23,538
                                                                                                    ========
Balance at December 31, 2000
  ............................  14,871,885   $15    $87,385       $(275)     $ (3,617)  $ 83,508
                                ==========   ===    =======       =====      ========   ========

    The accompanying notes are an integral part of the financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (In thousands, except share and per share data)

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
Cash Flows From Operating Activities:
Net income (loss)................................  $(14,078) $  2,839  $ 23,576
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
Amortization.....................................     4,208       436       339
Amortization of unearned compensation............        --     1,018        --
Depreciation.....................................       778       568       661
Extraordinary item...............................        --       427        --
Provision for doubtful accounts..................        71         6       143
Gain on sale of property.........................      (147)       --        --
Deferred income taxes............................     1,263    (2,312)   (7,150)
Tax benefit for exercise of employee stock
  options........................................        --        --     1,688
Decrease (increase) in assets:
 Accounts receivable.............................     1,199    (5,116)  (17,815)
 Income tax receivables..........................       288       270    (1,349)
 Inventories.....................................       889    (1,982)  (12,400)
 Prepaid expenses and other current assets.......       (14)     (408)      (46)
Increase (decrease) in liabilities:
 Accounts payable................................       (36)    1,054     1,347
 Accrued liabilities.............................    (1,447)    1,038     1,178
 Deferred Revenue................................       --        654     4,345
 Other liabilities...............................       154       794       857
                                                   --------  --------  --------
  Net cash used in operating activities..........    (6,872)     (714)   (4,626)
                                                   --------  --------  --------
Cash Flows From Investing Activities:
Purchase of property, plant and equipment........      (986)   (1,036)   (1,388)
Proceeds from disposal of property, plant and
  equipment......................................        82        51        16
                                                   --------  --------  --------
  Net cash used in investing activities..........      (904)     (985)   (1,372)
                                                   --------  --------  --------
Cash Flows From Financing Activities:
Principal borrowings on long-term debt...........     4,000     2,345        --
Principal payments on long-term debt.............    (2,000)  (30,396)       --
Net borrowing under lines of credit..............     3,000    (9,600)       --
Capital contribution.............................     3,000        --        --
Exercise of employee stock options and employee
  stock purchase plan............................        --       258       672
Redemption of preferred stock....................        --    (7,122)       --
Proceeds from sale of common stock, net of
  expenses.......................................        --    80,845        --
                                                   --------  --------  --------
  Net cash provided by financing activities......     8,000    36,330       672
                                                   --------  --------  --------
Effect of exchange rate changes on cash..........        18        14       (14)
                                                   --------  --------  --------
Net increase (decrease) in cash and cash
  equivalents....................................       242    34,645    (5,340)
Cash and cash equivalents at beginning of
  period.........................................       189       431    35,076
                                                   --------  --------  --------
Cash and cash equivalents at end of period.......  $    431  $ 35,076  $ 29,736
                                                   ========  ========  ========
Supplemental Disclosures of Cash Flow
  Information:
Cash paid during the period for:
Interest.........................................  $  4,031  $  3,275        --
Income taxes.....................................        --        --  $  5,454

    The accompanying notes are an integral part of the financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except share and per share amounts)

1. Organization and Nature of Operations:

    Rudolph Technologies, Inc. (the "Company") designs, develops, manufactures and supports high-performance process control metrology systems used in semiconductor device manufacturing. The Company operates in a single segment and supports a wide variety of applications in the areas of diffusion, etch, lithography, CVD, PVD, and CMP. The Company is the successor to Rudolph Research Corporation ("predecessor company") which was acquired on June 14, 1996 (the "Acquisition"). The Acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the fair value of the net assets acquired.

2. Summary of Significant Accounting Policies:

 A. Consolidation:

    The consolidated financial statements reflect the consolidated balance sheet, results of operations and cash flows of the Company and its subsidiary. All intercompany accounts and transactions have been eliminated.

 B. Revenue Recognition and Change in Accounting Principle

    Effective January 1, 2000, the Company changed its method of accounting for revenue recognition to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Previously, the Company had recognized revenue upon shipment of equipment to customers, which usually preceded installation and final customer acceptance, provided final customer acceptance and collection of the related receivable were probable. Under the new accounting method adopted retroactive to January 1, 2000, the Company now allocates revenue to each component of a multi-element arrangement and defers recognition of revenue until contractual obligations of each element have been performed and, where applicable subjective customer acceptance has been obtained. The pro forma amounts presented in the income statement were calculated assuming the accounting change was made retroactively to all prior periods. For the year ended December 31, 2000 the Company recognized $1,725 in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

    Revenues from parts sales are recognized at the time of shipment. Revenue from service contracts is recognized ratably over the period of the contract. A provision for the estimated cost of fulfilling warranty obligations is recorded at the time the related revenue is recognized.

    Sales contracts with our distributors contain fixed prices, current payment terms and are not subject to distributor's resale or any other contingencies. Accordingly, sales of finished products to our distributors are recognized as revenue at the time of shipment. Our distributors do not maintain inventory of our products, other than a small quantity of spare parts for warranty and maintenance purposes. Our distributors hold spare parts on a consignment basis.

 C. Estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include allowance for doubtful accounts, inventory obsolescence, depreciation, amortization, taxes, contingencies, and product warranty. Actual results could differ from those estimates.

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)
 D. Cash and Cash Equivalents:

    Cash and cash equivalents include cash and highly liquid debt instruments with original maturities of three months or less when purchased.

 E. Property, Plant and Equipment:

    Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets which are thirty years for buildings, seven years for machinery and equipment and furnitures and fixtures, and three years for computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred and major renewals and betterments are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Asset impairment is determined based upon undiscounted cash flows. The fair value of an asset is computed based upon discounted cash flows.

 F. Intangibles:

    Intangibles, which resulted from the Acquisition, consist of goodwill and purchased technology which are amortized on a straight-line basis over useful lives of 12 years and 2.5 to 12 years, respectively. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In evaluating impairment of intangible assets, the Company utilizes the same methodology as discussed in the preceding paragraph.

 G. Concentration of Credit Risk:

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable and cash. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for sales on credit. The Company maintains reserves for potential credit losses. Substantially all of its cash is held with one major financial institution.

 H. Warranties:

    The Company generally provides a warranty on its products for a period of twelve to fifteen months against defects in material and workmanship. The Company has established reserves of $475 and $1,072 at December 31, 1999 and 2000, respectively, for these anticipated future warranty costs.

 I. Inventories:

    Inventories are stated at the lower of cost (first-in, first-out) or market. Demonstration units, which are available for sale, are stated at their manufacturing costs and reserves are recorded to adjust the demonstration units to their net realizable value.

 J. Income Taxes:

    The Company accounts for income taxes using the asset and liability approach for deferred taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is recorded to reduce a deferred tax asset to that portion which more likely than not will be realized.

                          RUDOLPH TECHNOLOGIES, INC.

              (In thousands, except share and per share amounts)

 K. Translation of Foreign Currencies:

    The Company has foreign operations in Korea, Taiwan, Singapore and Europe which use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date, and income and expense accounts and cash flow items are translated at average exchange rates during the period. Resulting translation adjustments are recorded directly as a separate component of stockholders' equity. Foreign exchange rate gains and losses included in operating results are not material for all periods presented.

 L. Stock Based Compensation:

    The Company accounts for its employee stock option plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees." The Company provides additional disclosure required by Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation" (see Note 8).

 M. Software Development Costs:

    The Company accounts for software development costs in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased or Marketed." SFAS No. 86 requires that certain software product development costs incurred after technological feasibility has been established, be capitalized and amortized, commencing upon the general release of the software product to the Company's customers, over the economic life of the software product. Annual amortization of capitalized costs is computed using the greater of: (i) the ratio of current gross revenues for the software product over the total of current and anticipated future gross revenues for the software product or (ii) the straight-line basis. Software product development costs incurred prior to the product reaching technological feasibility are expensed as incurred and included in research and development costs. Capitalized costs to date have been immaterial to date and, accordingly, SFAS No. 86 had no significant impact on the financial position or results of operations of the Company.

 N. Fair Value of Financial Instruments:

    The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to their short maturities.

 O. Risks Inherent in the Business:

    The Company sells its products to the semiconductor device industry and believes that changes in any of the following areas could have a material adverse effect on the Company's financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; dependency on suppliers and availability of necessary product components and the Company's ability to attract and retain employees necessary to support its growth.

 P. Recent Accounting Pronouncements:

    During June 1998, as amended in July 1999 for SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an amendment of SFAS No. 133", the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)
Investments and Hedging Activities". Based on the Company's current operations, management has concluded that the future adoption of SFAS No. 133 will have no impact on the Company's operations or financial position.

 Q. Reclassification:

    The prior year financial statements have been reclassified to conform to this year's presentation.

3. Property, Plant and Equipment:

    Property, plant and equipment is comprised of the following:

                                                                December 31,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
Land and building............................................. $ 1,613  $ 1,639
Machinery and equipment.......................................     865      882
Furniture and fixtures........................................     269      864
Computer equipment............................................     964    1,643
Leasehold improvements........................................     811      832
                                                               -------  -------
                                                                 4,522    5,860
Accumulated depreciation......................................  (1,416)  (2,036)
                                                               -------  -------
Net property, plant and equipment............................. $ 3,106  $ 3,824
                                                               =======  =======

    Depreciation expense amounted to $778, $568 and $661 for the years ended December 31, 1998, 1999, and 2000 respectively.

4. Inventories:

    Inventories are comprised of the following:

                                                                  December 31,
                                                                 ---------------
                                                                  1999    2000
                                                                 ------- -------
Materials....................................................... $ 4,729 $10,701
Work-in-process.................................................   4,937  11,295
Finished goods..................................................   1,737   1,777
                                                                 ------- -------
  Total inventories............................................. $11,403 $23,773
                                                                 ======= =======

    The Company has established reserves of $575 and $960 at December 31, 1999 and 2000, for slow moving and obsolete inventory.

5. Intangibles:

    Intangibles are comprised of the following:

                                                               December 31,
                                                             ------------------
                                                               1999      2000
                                                             --------  --------
Purchased technology.......................................  $ 22,731  $ 22,731
Goodwill...................................................     3,178     3,178
                                                             --------  --------
                                                               25,909    25,909
Accumulated amortization...................................   (23,050)  (23,389)
                                                             --------  --------
  Total intangibles........................................  $  2,859  $  2,520
                                                             ========  ========

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)
    Amortization of intangibles amounted to $4,208, $436 and $339 for the years ended December 31, 1998, 1999 and 2000, respectively.

6. Commitments and Contingencies:

    The Company rents space for its manufacturing and service operations and sales offices. Total rent expense for these facilities amounted to $302, $510 and $797 for the years ended December 31, 1998, 1999 and 2000, respectively.

    The Company also leases certain equipment pursuant to operating leases, which expire through 2001. Rent expense related to these leases amounted to $76, $64 and $52 for the years ended December 31, 1998, 1999 and 2000 , respectively.

    Total future minimum lease payments under noncancelable operating leases as of December 31, 2000 amounted to $878, $834, $660, $515 and $520 for the years 2001 to 2005, respectively.

    Under various licensing agreements, the Company is obligated to pay royalties based on net sales of products sold that use certain licensed technologies. There are no minimum annual royalty payments. Royalty expense, which is included in selling, general and administrative expense, amounted to $398, $924 and $3,285 for the years ended December 31, 1998, 1999 and 2000, respectively.

    The Company is presently involved in a patent interference proceeding with Therma-Wave, Inc. in the United States Patent Office. In this proceeding, the Company is defending its patent rights with respect to some of the multiple angle, multiple wavelength ellipsometry technology it uses in its transparent thin film measurement systems. Therma-Wave requested that the proceeding be initiated in 1993 by filing a reissue application for one of its own patents, in which it sought to broaden the original issued claims. The proceeding was initiated by the Patent Office in June 1998.

    Preliminary motions and statements have been filed. In November, 1999 the patent office denied the Company's request to dismiss the proceedings. If the Company loses the interference, a reissue patent will be granted to Therma-Wave permitting Therma-Wave to assert patent rights against the ellipsometers the Company uses in its transparent thin film measurement systems. In that event, the Company could assert a defense of intervening rights against Therma-Wave's reissued patent since the Company relied on the restricted claims of Therma-Wave's original patent. If the intervening rights defense and other defenses fail, the Company would either have to pay future royalties to Therma-Wave or redesign its SpectraLASER and other transparent thin film measurement systems. Management is unable to estimate the ultimate resolution of this matter. However, should the Company be required to pay royalties or redesign its products, it could have a material adverse effect on the Company's business, financial condition and results of operations.

    In addition, from time to time the Company is subject to legal proceedings and claims in the ordinary course of business. Other than the Therma-Wave, Inc. patent interference proceeding discussed above, the Company is not involved in any material legal proceedings.

7. Long-Term Debt:

    On November 23, 1999 the Company retired all outstanding loans of $39,320 payable to a related party. The amount included $10,800 to repay the senior revolving term loan, $11,125 to repay the senior term loan, $11,000 to repay the subordinated term loan and $6,395 to repay the junior subordinated note. The early extinguishment of debt resulted in an extraordinary loss in the amount of $427, net of tax of $5. The loans were retired from the proceeds received from the Company's initial public offering.

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)

8. Stock Options:

    In 1996, the Company adopted the 1996 Stock Option Plan (the "Option Plan"). Under the Option Plan, the Company was authorized to grant options to purchase up to 1,069,902 shares of common stock. All of the outstanding options became 100% vested upon the initial public offering of the Company on November 12, 1999. As of December 31, 1999 and 2000, there were no shares of common stock reserved for future grants under the Option Plan.

    During 1999, options issued under the Option Plan entitle the holders to purchase shares of common stock at a per share price of $0.56, which was less than the estimated fair value of the common stock on the date of grant. As a result, the Company recognized compensation expense of $1,018 for the difference between the estimated fair value of the common stock on the date the option was granted and the exercise price.

    The Company established an Employee Stock Purchase Plan (the "ESPP") effective August 31, 1999. Under the terms of the ESPP, eligible employees may have up to 15% of eligible compensation deducted from their pay and applied to the purchase of shares of Common Stock. The price the employee must pay for each share of stock will be 85% of the lower of the fair market value of the Common Stock at the beginning or at the end of the purchase term of six months. The ESPP qualifies as a non-compensatory plan under section 423 of the Internal Revenue Code. As of December 31, 1999 and 2000, there were 300,000 and 265,548 shares available for issuance under the ESPP, respectively.

    The Company established the 1999 Stock Plan (the "1999 Plan") effective August 31, 1999. The 1999 Plan provides for the grant of 2,000,000 stock options and stock purchase rights to employees, directors and consultants at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Options granted under the 1999 Plan vest over a five year period and expire ten years from the date of grant. As of December 31, 1999 and 2000, there were 1,146,650 and 1,009,634 shares of common stock reserved for future grants under the 1999 Plan, respectively.

    SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma operating results had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models. For the years ended December 31, 1998 and 1999, with the exception of the ESPP, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a dividend yield of 0%, volatility of 66%, expected life of an option of 9 years and a risk-free interest rate of 4.85%. For the year ended December 31, 2000 the fair value for each option grant was estimated on the date of grant using a dividend yield of 0%, volatility of 109%, expected life of an option of 5 years and a risk free interest rate of 5.2%. The fair value for each option grant from the ESPP was estimated on the date of grant using a dividend yield of 0% volatility of 109%, expected life of 6 months and a risk free interest rate of 5.2%. For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Had compensation costs been determined based upon the fair value at the grant date for awards under the Option Plan, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income (loss) attributable to common stockholders under SFAS No. 123 would have been $(14,786), $2,846 and $21,879 for the years ended December 31, 1998, 1999 and 2000, respectively. The pro forma basic net income (loss) per share would have been $(3.28), $0.36 and $1.49 for the years ended December 31, 1998, 1999 and 2000, respectively. The pro forma diluted net income (loss) per share would have been $(3.28), $0.28, and $1.40 for the years ended December 31, 1998, 1999 and 2000, respectively. With the exception of the options noted above, the exercise price of option grants was equal to the fair market value of the Company's common stock at the date of grant. Since options vest over several years and additional awards are expected to be issued in the future, the pro forma results are not likely to be representative of the effects of the application of the fair value based method on future periods.

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)

    The following tables summarize the stock option activity for the years ended December 31, 1998, 1999 and 2000:

                                                      Options Outstanding
                                                 -------------------------------
                                                            Weighted
                                                            Average
                                                            Exercise
                                                             Price
                                                 Number of    per      Number
                                                  Shares     Share   Exercisable
                                                 ---------  -------- -----------
Balance at December 31, 1997....................   382,133   $ 0.59    283,524
Granted.........................................   617,726     0.73
Canceled........................................   (39,338)    0.73
                                                 ---------   ------    -------
Balance at December 31, 1998....................   960,521     0.67    475,607
Granted.........................................   976,202    14.29
Exercised.......................................  (386,610)    0.67
Canceled........................................   (18,451)   13.11
                                                 ---------   ------    -------
Balance at December 31, 1999.................... 1,531,662     9.21    678,311
Granted.........................................   247,500    36.19
Exercised.......................................  (152,727)    1.17
Canceled........................................  (110,483)   19.35
                                                 ---------   ------    -------
Balance at December 31, 2000.................... 1,515,952   $13.68    690,326
                                                 =========

    Stock option information as of December 31, 2000:

                                                          Options Vested and
              Options Outstanding                             Exercisable
 -------------------------------------------------    -------------------------------
                                                      Weighted Avg.
                                    Weighted Avg.       Exercise
                      Options         Remaining         Price per         Number
 Exercise Price     Outstanding     Contract Life         Share         Exercisable
 --------------     -----------     -------------     -------------     -----------
 $ 0.56 - $ 0.73       530,733          6.96             $ 0.66           530,733
  16.00 -  16.00       753,219          8.86              16.00           159,593
  25.69 -  42.25       232,000          9.56                --                --
 ---------------     ---------                                            -------
 $ 0.56 - $42.25     1,515,952          8.01             $ 4.21           690,326
 ===============     =========                                            =======

9. Redeemable Preferred Stock:

    On June 14, 1996, the Company sold 45,875.29 shares of Series A voting preferred stock (referred to as Series A preferred stock), $0.01 par value at $100 per share and 8,124.71 shares of Series B non-voting preferred stock, (referred to as Series B preferred stock), $0.01 par value at $100 per share. Series A preferred stockholders vote on a share-for-share basis with Series A voting common shareholders (see Note 10). Holders of preferred stock were entitled to receive cumulative dividends at an annual rate of 8.0% on the liquidation value of each such share. The preferred stock contained a redemption feature which allowed the holders of the preferred stock to require redemption of all of the preferred stock if certain ownership percentages are not met. The preferred stock could have been redeemed at the Company's option at any time at a price per share of $100 plus accrued and unpaid dividends. On November 23, 1999 the Company redeemed all outstanding shares of Series A and Series B preferred stock at a price of $5,400 plus $1,722 of accrued dividends. The preferred stock was retired from the proceeds received from the sale of common stock.

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)

10. Equity Securities:

    On June 14, 1996, the Company issued and sold 1,571,294 shares of Class A voting common stock, $0.0003 par value at $0.57 per share and 1,046,079 shares of Class B non-voting common stock, $0.0003 par value at $0.57 per share. The Company also issued to the holder of the Class A voting common stock a warrant to purchase 534,951 shares of Class A common stock of the Company at a purchase price of $0.0003 per share.

    During 1998 the Company issued additional Class A voting common stock and Class B non-voting common stock in connection with certain capital contributions. The Company also issued to the holder of the Class A voting common stock warrants to purchase 945,740 shares of Class A common stock of the Company at a purchase price of $0.0003 per share based upon the holder's antidilution rights.

    In November, 1999, the Board of Directors authorized a 35.66-for-one split of the Class A and Class B outstanding common stock. All share and per share amounts in the accompanying financial statements have been adjusted for the split.

    On November 12, 1999, 5,520,000 shares of a new single class of common stock were sold, the net proceeds of $80,845 were used to pay all outstanding debt (see Note 7) and redeem all outstanding redeemable preferred stock (see
Note 9). The Company also exchanged each share of Class A and Class B common stock outstanding for one share of the new single class of common stock. In addition, all the outstanding warrants were exercised and exchanged on a cashless basis for 2,045,702 shares of common stock.

    The Company is authorized to issue up to 5,000,000 shares of preferred stock in series with rights, privileges and qualifications as determined by the Company's Board of Directors.

11. Employee Benefit Plans:

    The Company has a 401(k) savings plan to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1.0% to 15.0% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Plan provides a 50% match of all employee contributions up to 6 percent of the employee's salary. Company matching contributions to the Plan totaled $158, $170 and $188 for the years ended December 31, 1998, 1999 and 2000, respectively.

    In addition, the Company has a profit sharing program, wherein a percentage of pre-tax profits, at the discretion of the Board of Directors, is provided to all employees who have completed a stipulated employment period. The Company did not make contributions to this program for the years ended December 31, 1998, 1999 and 2000.

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)

12. Income Taxes:

    The components of income tax expense (benefit) are as follows:

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1998     1999     2000
                                                     -------  -------  -------
Current:
  Federal........................................... $  (842) $    40  $ 5,062
  State.............................................    (161)      93      733
                                                     -------  -------  -------
                                                      (1,003)     133    5,795
                                                     -------  -------  -------
Deferred:
  Federal...........................................   1,549   (2,068)  (4,962)
  State.............................................      67     (244)  (1,264)
                                                     -------  -------  -------
                                                       1,616   (2,312)  (6,226)
                                                     -------  -------  -------
     Total income tax expense (benefit)............. $   613  $(2,179) $  (431)
                                                     =======  =======  =======

    Deferred tax assets are comprised of the following:

                                                                  December 31,
                                                                 ---------------
                                                                  1999     2000
                                                                 -------  ------
Amortization of intangibles..................................... $ 6,211  $6,198
Deferred revenue................................................     --    1,737
Deferred interest...............................................   2,701     --
Inventory obsolescence reserve..................................     219     372
Fixed assets....................................................      97     136
Warranty........................................................     180     392
Accounts receivable.............................................     114     172
Employee stock options..........................................     --      294
Research credits................................................     779     --
Other...........................................................     224     161
Net operating loss carryforwards................................     387     --
Less valuation allowance........................................  (8,600)    --
                                                                 -------  ------
Net deferred tax asset.......................................... $ 2,312  $9,462
                                                                 =======  ======

    During the years ended December 31, 1999 and 2000, the valuation allowance decreased approximately $2.8 million and $8.6 million, respectively. Realization of deferred tax assets is dependent upon generating sufficient taxable income prior to their expiration. The reductions in 1999 and 2000 were primarily due to changes in economic circumstances which made the realization of deferred tax assets relating to deferred interest and amortization of intangibles, more likely than not.

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)

    The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. income tax rate to income taxes as follows:

                                                 Year Ended December 31,
                                                 ---------------------------
                                                  1998      1999      2000
                                                 -------   -------   -------
Federal income tax provision (benefit) at
  statutory rate................................ $(4,578)  $   370   $ 8,611
State taxes, net of federal effect..............    (161)      132      (345)
Change in valuation allowance...................   5,386    (2,841)   (8,600)
Other...........................................     (34)      160       (97)
                                                 -------   -------   -------
Provision (benefit) for income taxes............ $   613   $(2,179)  $  (431)
                                                 =======   =======   =======
Effective tax rate..............................      (5)%    (200)%      (2)%
                                                 =======   =======   =======

    Earnings subject to foreign taxation and foreign taxes paid were not material.

13. Related Party Transactions:

    Upon the completion of the Company's initial public offering on November 12, 1999, the Company terminated the management, consulting and financial services agreement it had with related parties for an annual fee. Such services included, but were not limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Management fee expense amounted to $200 and $173 for the years ended December 31, 1998 and 1999, respectively.

14. Geographic Reporting and Customer Concentration:

                                                       Year Ended December 31,
                                                       -----------------------
                                                        1998    1999    2000
                                                       ------- ------- -------
Revenues from third parties:
  United States....................................... $ 8,388 $17,959 $39,902
  Asia................................................   8,380  10,798  34,765
  Europe..............................................   3,289   7,578  10,695
  Other...............................................      49   1,760   2,745
                                                       ------- ------- -------
     Total............................................ $20,106 $38,095 $88,107
                                                       ======= ======= =======
Customers comprising 10% or more of the Company's
  total revenue for the period indicated:
  A...................................................   19.8%   31.2%   19.4%
  B...................................................   17.6%    6.3%   21.9%
  C...................................................   15.3%    5.8%     --
  D...................................................   11.1%    6.0%    3.3%

    Substantially all of the assets of the Company are within the United States of America.

15. Earnings Per Share:

    The Company has adopted SFAS No. 128, Earnings per Share, which requires the presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all potential dilutive common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts)

    The computations of Basic EPS and Diluted EPS for the years ended December 31, 1998, 1999 and 2000 are as follows:

                                          Income/(loss)    Shares     Per-Share
                                           (Numerator)  (Denominator)  Amount
                                          ------------- ------------- ---------
For the year ended December 31, 1998
Net loss................................    $(14,078)
Preferred stock dividends...............        (507)
                                            --------
Basic EPS:
  Net loss available to common
    stockholders........................    $(14,585)     4,503,396    $(3.24)
  Effect of dilutive stock options......         --             --        --
                                            --------     ----------    ------
Diluted EPS:
  Net loss available to common
    stockholders .......................    $(14,585)     4,503,396    $(3.24)
                                            ========     ==========    ======
For the year ended December 31, 1999
Net income..............................    $  2,839
Preferred stock dividends...............        (508)
                                            --------
Basic EPS:
  Net income available to common
    stockholders........................    $  2,331      7,880,622    $ 0.30
  Effect of dilutive stock options......         --       2,550,855     (0.08)
                                            --------     ----------    ------
Diluted EPS:
  Net income available to common
    stockholders .......................    $  2,331     10,431,477    $ 0.22
                                            ========     ==========    ======
For the year ended December 31, 2000
Net income..............................    $ 23,576
Preferred stock dividends...............         --
                                            --------
Basic EPS:
  Net income ...........................    $ 23,576     14,773,295    $ 1.60
  Effect of dilutive stock options......         --       1,031,893     (0.11)
                                            --------     ----------    ------
Diluted EPS:
  Net income ...........................    $ 23,576     15,805,188    $ 1.49
                                            ========     ==========    ======

    For the year ended December 31, 1998, the Company had outstanding options and warrants to purchase an aggregate 3,033,208 shares of common stock, which were excluded from the calculation of earnings per share for such period, due to the anti-dilutive nature of these instruments. For the year ended December 31, 1999 , all outstanding options and warrants were included in the calculation of earnings per share. For the year ended December 31, 2000, the Company had outstanding options to purchase 184,750 shares of common stock which were excluded from the calculation due to the anti-dilutive nature of these instruments.

16. Comprehensive Income

    The disclosures required by SFAS No. 130, "Reporting Comprehensive Income" have been included within the consolidated stockholders' equity (deficit) statement. The difference between net income/(loss) and comprehensive income/(loss) for the Company is due to currency translation adjustments. The effects of income taxes on comprehensive income were not material.

17. Quarterly Consolidated Financial Data (unaudited)

    The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters ended December 31, 2000. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the consolidated financial statements and includes all

                           RUDOLPH TECHNOLOGIES, INC.

               (In thousands, except share and per share amounts) adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the period presented. The results of operations for any quarter are not necessarily indicative of results for the full year or for any future period.

    The Company's business is not seasonal; therefore year-over-year quarterly comparisons of the Company's results of operations may not be as meaningful as the sequential quarterly comparisons set forth below which tend to reflect the cyclical activity of the semiconductor industry as a whole. Quarterly fluctuations in expenses are related directly to sales activity and volume and may also reflect the timing of operating expenses incurred throughout the year.

    As discussed in Note 2B, the Company changed its accounting method for revenue recognition in the fourth quarter of the year ended December 31, 2000, effective January 1, 2000. Accordingly, the following unaudited quarterly consolidated financial data for the first three quarters of the year ended December 31, 2000 has been restated to reflect the impact of the change in accounting method as if adopted on January 1, 2000.

                                                                                                  Fourth
                                                                                                 Quarter
                                                                                                  Ended
                           First Quarter Ended   Second Quarter Ended     Third Quarter Ended  December 31,
                             March 31, 2000          June 30, 2000        September 30, 2000       2000       Total
                          ---------------------  ----------------------  --------------------- ------------ ----------
                              As                     As                      As
                          Previously     As      Previously      As      Previously     As          As          As
                           Reported   Restated    Reported    Restated    Reported   Restated    Reported    Reported
                          ---------- ----------  ----------  ----------  ---------- ---------- ------------ ----------
Revenues................     $16,993    $15,842     $20,003     $19,901     $24,649    $23,440     $28,924     $88,107
Gross profit............       9,025      7,874      10,769      10,667      13,138     11,928      15,784      46,253
Income before income
  taxes and cumulative
  effect of change in
  accounting principle..       4,621      3,470       6,051       5,948       7,492      6,283       8,902      24,603
Cumulative effect of
  change in accounting
  principle.............         --       1,458         --          --          --         --          --        1,458
Income taxes............       1,770      1,329      (2,525)     (2,564)      1,189        729          75        (431)
Net income..............       2,851        683       8,576       8,512       6,303      5,554       8,827      23,576
Basic:
 Income before
   cumulative effect of
   change in accounting
   principle............     $  0.19    $  0.14     $  0.58     $  0.58     $  0.43    $  0.31     $  0.59     $  1.69
 Cumulative effect of
   change in accounting
   principle............         --       (0.09)        --          --          --         --          --        (0.09)
 Net income.............     $  0.19    $  0.05     $  0.58     $  0.58     $  0.43    $  0.38     $  0.59     $  1.60
Diluted:
 Income before
   cumulative effect of
   change in accounting
   principle............     $  0.18    $  0.13     $  0.54     $  0.54     $  0.40    $  0.35     $  0.56     $  1.58
 Cumulative effect of
   change in accounting
   principle............         --       (0.09)        --          --          --         --          --        (0.09)
 Net income.............     $  0.18    $  0.04     $  0.54     $  0.54     $  0.40    $  0.35     $  0.56     $  1.49

Weighted average number
  of shares outstanding:
Basic...................  14,684,706 14,684,706  14,730,631  14,730,631  14,801,773 14,801,773  14,859,795  14,773,295
Diluted.................  15,864,997 15,864,997  15,758,738  15,758,738  15,797,230 15,797,230  15,760,343  15,805,188

                                                Quarters Ended
                          --------------------------------------------------------------  ---
                          March 31,    June 30,   September 30,  December
                             1999        1999         1999       31, 1999       Total
                          ----------  ----------  ------------- -----------  -----------
Revenues................  $    6,532  $    8,638   $   10,050   $    12,875  $    38,095
Gross profit............       3,303       4,494        5,308         6,689       19,794
Income (loss) before
  income taxes and
  extraordinary item....        (445)        358          378           796        1,087
Extraordinary item......         --          --           --            427          427
Income taxes............          93         --            28        (2,300)      (2,179)
Net income (loss).......        (671)        222          196         2,584        2,331
Net income per share:
Basic:
 Income before
   extraordinary item...  $    (0.08) $     0.05   $     0.05   $      0.28  $      0.41
 Extraordinary item.....         --          --           --          (0.04)       (0.05)
 Preferred stock
   dividends............       (0.02)      (0.02)       (0.02)          --         (0.06)
 Net income.............  $    (0.10) $     0.03   $     0.03   $      0.24  $      0.30
Diluted:
 Income before
   extraordinary item...  $    (0.08) $     0.04   $     0.04   $      0.24  $      0.33
 Extraordinary item.....         --          --           --          (0.04)       (0.04)
 Preferred stock
   dividends............       (0.02)      (0.01)       (0.02)          --         (0.05)
 Net income.............  $    (0.10) $     0.03   $     0.02   $      0.20  $      0.22
Weighted average number
  of shares outstanding:
Basic...................   6,732,394   6,794,223    7,103,365    10,892,503    7,880,622
Diluted.................   6,732,394   8,839,925    9,149,067    12,694,442   10,431,477

                  [LOGO OF RUDOLPH TECHNOLOGIES APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                       Amount to
                                                                        be Paid
                                                                       ---------
SEC registration fee..................................................  $    *
NASD filing fee ......................................................       *
Nasdaq National Market listing fee....................................       *
Printing and engraving expenses.......................................       *
Legal fees and expenses...............................................       *
Accounting fees and expenses..........................................       *
Blue Sky qualification fees and expenses..............................  10,000
Transfer agent and registrar fees.....................................       *
Miscellaneous fees....................................................       *
                                                                        ------
Total.................................................................  $
                                                                        ======

*To be supplied by amendment.

Item 15. Indemnification of Directors and Officers

    Article Nine of the registrant's Certificate of Incorporation (Exhibit 3.1 hereto) and Article V of the registrant's Bylaws (Exhibit 3.3 hereto) provide for mandatory indemnification of its directors and officers, and permissible indemnification of employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. In addition, the registrant has entered into Indemnification Agreements (Exhibit 10.4 hereto) with its officers and directors. Reference is also made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, which provides for the indemnification of officers and directors of the registrant against certain liabilities.


Item 16 . Exhibits and Financial Statement Schedules

    (a) Exhibits

 Exhibit
   No.                                Description
 -------                              -----------
  1.1*   Form of Underwriting Agreement.
  5.1    Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation
 23.1    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1)
 23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.3    Consent of Antonelli, Terry, Stout & Kraus, LLP
 24.1    Power of Attorney (included on page II-3)

--------
*To be filed by amendment.

    (b) Financial Statement Schedule

S-1 Report of Independent Accountants....................................... S-1
S-2 Schedule II. Valuation and qualifying accounts.......................... S-2

Item 17 . Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Flanders, New Jersey on this 2nd day of February, 2001.

                                        Rudolph Technologies, Inc.

                                                 /s/ Paul F. McLaughlin
                                        By: _________________________________
                                                    Paul F. McLaughlin
                                               Chairman and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Paul F. McLaughlin and Steven R. Roth, and each of them, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has had been signed by the following persons in the capacities and on the dates indicated:

Signature                     Title                                 Date

   /s/ Paul F. McLaughlin     Chairman and Chief Executive      February 2, 2001
____________________________    Officer (Principal
     Paul F. McLaughlin         Executive Officer)

     /s/ Steven R. Roth       Vice President & Chief            February 2, 2001
____________________________    Financial Officer
       Steven R. Roth           (Principal Financial and
                                Accounting Officer)

     /s/ David Belluck        Director                          February 2, 2001
____________________________
       David Belluck

    /s/ Daniel H. Berry       Director                          February 2, 2001
____________________________
      Daniel H. Berry

       /s/ Paul Craig         Director                          February 2, 2001
____________________________
         Paul Craig

   /s/ Stephen J. Fisher      Director                          February 2, 2001
____________________________
     Stephen J. Fisher

   /s/ Carl E. Ring, Jr.      Director                          February 2, 2001
____________________________
     Carl E. Ring, Jr.

   /s/ Richard F. Spanier     Director                          February 2, 2001
____________________________
     Richard F. Spanier

    /s/ Aubrey C. Tobey       Director                          February 2, 2001
____________________________
      Aubrey C. Tobey

                       Report of Independent Accountants

    In connection with our audits of the consolidated financial statements of Rudolph Technologies, Inc. at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, which consolidated financial statements are included in the Prospectus, we have also audited the consolidated financial statement schedule listed in Item 16 herein.

    In our opinion, this consolidated financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          /s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
January 26, 2001

                           RUDOLPH TECHNOLOGIES, INC.

                 SCHEDULE I--VALUATION AND QUALIFYING ACCOUNTS
                                 (In thousands)

           Column A                   Column B           Column C           Column D    Column E
           --------                 ------------ ------------------------- ----------  ----------
                                     Balance at  Charged to   Charged to               Balance at
                                    Beginning of  Costs &       Other                    End of
          Description                  Period     Expenses  Accounts (net) Deductions    Period
          -----------               ------------ ---------- -------------- ----------  ----------
Year 2000:
Allowance for doubtful accounts....   $   300      $  143        --          $  --      $   443
Deferred tax asset valuation
  allowance........................     8,600         --         --           8,600         --
Inventory valuation................       575         385        --             --          960
Year 1999:
Allowance for doubtful accounts....       294           6        --             --          300
Deferred tax asset valuation
  allowance........................    11,441         --         --           2,841       8,600
Inventory valuation................       413         162        --             --          575
Year 1998:
Allowance for doubtful accounts....       500          71        --             277(a)      294
Deferred tax asset valuation
  allowance........................     5,864       5,577        --             --       11,441
Inventory valuation................       540       1,407        --           1,534         413

--------
a)  Amounts written off as uncollectible.

                                 EXHIBIT INDEX

 Exhibit
   No.                                Description
 -------                              -----------
  1.1*   Form of Underwriting Agreement.
  5.1    Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation
 23.1    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1)
 23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.3    Consent of Antonelli, Terry, Stout & Kraus, LLP
 24.1    Power of Attorney (included on page II-3)

--------
*To be filed by amendment.